UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 February 2007

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS.333-126811, 333-85646 AND 333-12384) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC and Barclays Bank PLC as of, and for the year ended, 31st December 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC
(Registrant)

Date: February 20, 2007	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 20, 2007	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary

BARCLAYS PLC AND BARCLAYS BANK PLC

This document includes portions from the previously published results announcement of Barclays PLC for the year ended December 31, 2006, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (SEC). In addition, this document includes data relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain figures not calculated in accordance with International Financial Reporting Standards (IFRS) to the most directly equivalent IFRS figures, as of, and for the period ended, December 31, 2006, and does not update or otherwise supplement the information contained in the previously published results announcement.

In this document certain non-IFRS measures, such as profit before business disposals, are reported. Barclays management believes that these non-IFRS measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

An audit opinion has not been rendered on this announcement.

BARCLAYS PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2006

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, ENGLAND, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 19th February 2007, does not comprise statutory accounts for the years ended 31st December 2006 or 31st December 2005, within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts for the year ended 31st December 2006, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. Statutory accounts for the year ended 31st December 2005 have been delivered to the Registrar of Companies and the Group’s auditors have reported on those accounts and have given an unqualified report which does not contain a statement under Section 237(2) or (3) of the Act. The 2006 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group’s full Annual Report for those shareholders who request it.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group’s business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition-a number of which factors are beyond the Group’s control. As a result, the Group’s actual future results may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Absa Definitions

‘Absa Group Limited’ refers to the consolidated results of the South African group of which the parent company is listed on the Johannesburg Stock Exchange in which Barclays owns a controlling stake.

‘Absa’ refers to the results for Absa Group Limited as consolidated into the results of Barclays PLC; translated into Sterling with adjustments for amortisation of intangible assets, certain head office adjustments, transfer pricing and minority interests.

‘International Retail and Commercial Banking-Absa’ is the portion of Absa’s results that is reported by Barclays within the International Retail and Commercial Banking business.

Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005. Therefore, unless otherwise indicated, 2005 comparatives reflect results from that date and are not directly comparable to 2006.

‘Absa Capital’ is the portion of Absa’s results that is reported by Barclays within the Barclays Capital business.

Glossary of terms

The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims less impairment charges.

‘Income’ refers to total income net of insurance claims, unless otherwise specified.

‘Profit before business disposals’ represents profit before tax and disposal of subsidiaries, associates and joint ventures. Details of the impact on each business and the Group can be found in Appendix 1 on page 81.

BARCLAYS PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2006

Extracts from the Results Announcement of Barclays PLC, published on February 20th 2007, are provided on pages 5 to 81.

20th February 2007

BARCLAYS PLC

RESULTS FOR THE YEAR TO 31ST DECEMBER 2006

	2006	2005
	£m	£m	% Change
Group Results
Total income net of insurance claims	21,595	17,333	25

Impairment charges	(2,154)	(1,571)	37

Operating expenses	(12,674)	(10,527)	20

Profit before tax	7,136	5,280	35

Profit attributable to minority interests	(624)	(394)	58

Profit attributable to equity holders of the parent	4,571	3,447	33

	p	p	% Change

Earnings per share	71.9	54.4	32

Diluted earnings per share	69.8	52.6	33

Full year dividend per share	31.0	26.6	17

	%	%
Tier 1 Capital ratio	7.7	7.0
Return on average shareholders’ equity	24.7	21.1

	£m	£m	% Change
Profit before tax by business[1]
UK Banking	2,578	2,200	17
UK Retail Banking	1,213	1,040	17
UK Business Banking	1,365	1,160	18
Barclaycard	382	640	(40)
International Retail and Commercial Banking (IRCB)	1,270	633	101
IRCB - ex Absa	572	335	71
IRCB - Absa[2]	698	298	134
Barclays Capital	2,216	1,431	55
Barclays Global Investors	714	540	32
Barclays Wealth	213	166	28

[1]	Summary excludes Barclays Wealth-closed life assurance activities and Head office functions and other operations. Full analysis of business profit before tax is on page 14.
[2]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL HIGHLIGHTS

	2006	2005
	£m	£m
RESULTS
Net interest income	9,143	8,075
Net fee and commission income	7,177	5,705
Principal transactions[1]	4,576	3,179
Net premiums from insurance contracts	1,060	872
Other income	214	147

Total income	22,170	17,978
Net claims and benefits paid on insurance contracts	(575)	(645)

Total income net of insurance claims	21,595	17,333
Impairment charges	(2,154)	(1,571)

Net income	19,441	15,762
Operating expenses	(12,674)	(10,527)
Share of post-tax results of associates and joint ventures	46	45
Profit on disposal of subsidiaries, associates and joint ventures	323	—

Profit before tax	7,136	5,280

Profit attributable to equity holders of the parent	4,571	3,447

PER ORDINARY SHARE	p	p
Earnings	71.9	54.4
Diluted earnings	69.8	52.6
Full year dividend	31.0	26.6
Net asset value	303	269

PERFORMANCE RATIOS	%	%
Return on average shareholders’ equity	24.7	21.1
Cost:income ratio	59	61
Cost:net income ratio	65	67

	2006	2005
	£m	£m
BALANCE SHEET
Shareholders’ equity excluding minority interests	19,799	17,426
Minority interests	7,591	7,004
Total shareholders’ equity	27,390	24,430
Subordinated liabilities	13,786	12,463

Total capital resources	41,176	36,893

Total assets	996,787	924,357
Risk weighted assets	297,833	269,148

CAPITAL RATIOS	%	%
Tier 1 ratio	7.7	7.0
Risk asset ratio	11.7	11.3

[1]	Principal transactions comprise net trading income and net investment income.

BARCLAYS PLC

CONSOLIDATED INCOME STATEMENT

	2006	2005
	£m	£m
Interest income	21,805	17,232
Interest expense	(12,662)	(9,157)

Net interest income	9,143	8,075
Fee and commission income	8,005	6,430
Fee and commission expense	(828)	(725)
Net fee and commission income	7,177	5,705
Net trading income	3,614	2,321
Net investment income	962	858
Principal transactions	4,576	3,179
Net premiums from insurance contracts	1,060	872
Other income	214	147

Total income	22,170	17,978
Net claims and benefits paid on insurance contracts	(575)	(645)

Total income net of insurance claims	21,595	17,333
Impairment charges	(2,154)	(1,571)

Net income	19,441	15,762
Operating expenses excluding amortisation of intangible assets	(12,538)	(10,448)
Amortisation of intangible assets	(136)	(79)
Operating expenses	(12,674)	(10,527)
Share of post-tax results of associates and joint ventures	46	45
Profit on disposal of subsidiaries, associates and joint ventures	323	—

Profit before tax	7,136	5,280
Tax	(1,941)	(1,439)

Profit after tax	5,195	3,841

Profit attributable to minority interests	624	394
Profit attributable to equity holders of the parent	4,571	3,447

	5,195	3,841

	p	p
Earnings per share	71.9	54.4
Diluted earnings per share	69.8	52.6

Dividends per share:
Interim dividend	10.5	9.2
Final dividend	20.5	17.4

Total dividend	31.0	26.6

	£m	£m
Interim dividend	666	582
Final dividend	1,307	1,105

Total dividend	1,973	1,687

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET

	2006	2005
	£m	£m
Assets
Cash and balances at central banks	7,345	3,906
Items in the course of collection from other banks	2,408	1,901
Trading portfolio assets	177,867	155,723
Financial assets designated at fair value:
- held on own account	31,799	12,904
- held in respect of linked liabilities to customers under investment contracts	82,798	83,193
Derivative financial instruments	138,353	136,823
Loans and advances to banks	30,926	31,105
Loans and advances to customers	282,300	268,896
Available for sale financial investments	51,703	53,497
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398
Other assets	5,850	4,734
Current tax assets	557	—
Investments in associates and joint ventures	228	546
Goodwill	6,092	6,022
Intangible assets	1,215	1,269
Property, plant and equipment	2,492	2,754
Deferred tax assets	764	686

Total assets	996,787	924,357

BARCLAYS PLC

CONSOLIDATED BALANCE SHEET

	2006	2005
	£m	£m
Liabilities
Deposits from banks	79,562	75,127
Items in the course of collection due to other banks	2,221	2,341
Customer accounts	256,754	238,684
Trading portfolio liabilities	71,874	71,564
Financial liabilities designated at fair value	53,987	33,385
Liabilities to customers under investment contracts	84,637	85,201
Derivative financial instruments	140,697	137,971
Debt securities in issue	111,137	103,328
Repurchase agreements and cash collateral on securities lent	136,956	121,178
Other liabilities	10,337	11,131
Current tax liabilities	1,020	747
Insurance contract liabilities, including unit-linked liabilities	3,878	3,767
Subordinated liabilities	13,786	12,463
Deferred tax liabilities	282	700
Provisions	462	517
Retirement benefit liabilities	1,807	1,823

Total liabilities	969,397	899,927

Shareholders’ equity
Called up share capital	1,634	1,623
Share premium account	5,818	5,650
Other reserves	390	1,377
Retained earnings	12,169	8,957
Less: treasury shares	(212)	(181)

Shareholders’ equity excluding minority interests	19,799	17,426
Minority interests	7,591	7,004

Total shareholders’ equity	27,390	24,430

Total liabilities and shareholders’ equity	996,787	924,357

BARCLAYS PLC

FINANCIAL REVIEW

Results by business

The following section analyses the Group’s performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

Global Retail and Commercial Banking

•	UK Banking, comprising

- UK Retail Banking

- UK Business Banking

•	Barclaycard

•	International Retail and Commercial Banking, comprising

- International Retail and Commercial Banking-excluding Absa

- International Retail and Commercial Banking-Absa, first included with effect from 27th July 2005

Investment Banking and Investment Management

•	Barclays Capital

•	Barclays Global Investors

•	Barclays Wealth

•	Barclays Wealth-closed life assurance activities

Head office functions and other operations

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Home Finance, UK Premier and Local Business (formerly Small Business). This cluster of businesses aims to build broader and deeper relationships with customers. Personal Customers and Home Finance provide a wide range of products and services to retail customers, including current accounts, savings and investment products, mortgages branded Woolwich and general insurance. UK Premier provides banking, investment products and advice to affluent customers. Local Business provides banking services to small businesses.

UK Business Banking

UK Business Banking provides relationship banking to Barclays larger and medium business customers in the UK. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital and Barclaycard. UK Business Banking provides asset financing and leasing solutions through a specialist business.

BARCLAYS PLC

FINANCIAL REVIEW

Barclaycard

Barclaycard is a multi-brand credit card and consumer loans business which also processes card payments for retailers and merchants and issues credit and charge cards to corporate customers and the UK Government. It is one of Europe’s leading credit card businesses and has an increasing presence in the United States.

In the UK, Barclaycard comprises Barclaycard, SkyCard and Monument branded credit cards, Barclays branded loans and FirstPlus secured lending. Barclaycard also manages card operations on behalf of Solution Personal Finance.

Outside the UK, Barclaycard provides credit cards in the United States, Germany, Spain, Italy, Portugal and Africa. In the Nordic region, Barclaycard operates through Entercard, a joint venture with FöreningsSparbanken (Swedbank).

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capabilities.

International Retail and Commercial Banking

International Retail and Commercial Banking provides Barclays personal and corporate customers outside the UK with banking services. The products and services offered to customers are tailored to meet the regulatory and commercial environments within each country. For reporting purposes from 2005, the operations have been grouped into two components: International Retail and Commercial Banking - excluding Absa and International Retail and Commercial Banking - Absa.

International Retail and Commercial Banking works closely with all other parts of the Group to leverage synergies from product and service propositions.

International Retail and Commercial Banking - excluding Absa

International Retail and Commercial Banking - excluding Absa provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East.

International Retail and Commercial Banking - Absa

International Retail and Commercial Banking-Absa represents Barclays consolidation of Absa, excluding Absa Capital which is included as part of Barclays Capital. Absa Group Limited is one of South Africa’s largest financial services organisations serving personal, commercial and corporate customers predominantly in South Africa. International Retail and Commercial Banking - Absa serves retail customers through a variety of distribution channels and offers a full range of banking services, including current and deposit accounts, mortgages, instalment finance, credit cards, bancassurance products and wealth management services; it also offers customised business solutions for commercial and large corporate customers.

BARCLAYS PLC

FINANCIAL REVIEW

Barclays Capital

Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate, equity and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets, sales, trading and research, prime services and equity products; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credit, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity. Barclays Capital includes Absa Capital, the investment banking business of Absa. Barclays Capital works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world’s largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products including hedge funds and provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in assets and products in the exchange traded funds business, with over 190 funds for institutions and individuals trading in fifteen markets globally. BGI’s investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost. BGI collaborates with the other Barclays businesses, particularly Barclays Capital and Barclays Wealth, to develop and market products and leverage capabilities to better serve the client base.

Barclays Wealth

Barclays Wealth serves affluent, high net worth and intermediary clients worldwide, providing private banking, asset management, stockbroking, offshore banking, wealth structuring and financial planning services.

Barclays Wealth works closely with all other parts of the Group to leverage synergies from client relationships and product capabilities.

Barclays Wealth - closed life assurance activities

Barclays Wealth - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.

BARCLAYS PLC

FINANCIAL REVIEW

Head office functions and other operations

Head office functions and other operations comprise:

•	Head office and central support functions

•	Businesses in transition

•	Consolidation adjustments.

Head office and central support functions comprise the following areas: Executive management, Finance, Treasury, Corporate Affairs, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

Businesses in transition principally relate to certain lending portfolios that are centrally managed with the objective of maximising recovery from the assets.

Consolidation adjustments largely reflect the elimination of inter-segment transactions.

BARCLAYS PLC

SUMMARY OF RESULTS

Analysis of profit attributable to equity holders of the parent

	2006	2005
	£m	£m
UK Banking	2,578	2,200
UK Retail Banking	1,213	1,040
UK Business Banking	1,365	1,160
Barclaycard	382	640
International Retail and Commercial Banking	1,270	633
International Retail and Commercial Banking - ex Absa	572	335
International Retail and Commercial Banking - Absa[1]	698	298
Barclays Capital	2,216	1,431
Barclays Global Investors	714	540
Barclays Wealth	213	166
Barclays Wealth - closed life assurance activities	22	(7)
Head office functions and other operations	(259)	(323)

Profit before tax	7,136	5,280
Tax	(1,941)	(1,439)

Profit after tax	5,195	3,841
Profit attributable to minority interests	(624)	(394)

Profit attributable to equity holders of the parent	4,571	3,447

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

TOTAL ASSETS AND RISK WEIGHTED ASSETS

Total assets

	2006	2005
	£m	£m
UK Banking	139,902	130,304
UK Retail Banking	74,018	70,389
UK Business Banking	65,884	59,915
Barclaycard	27,628	25,771
International Retail and Commercial Banking	68,848	63,556
International Retail and Commercial Banking - ex Absa	38,451	34,195
International Retail and Commercial Banking - Absa	30,397	29,361
Barclays Capital	657,922	601,193
Barclays Global Investors	80,515	80,900
Barclays Wealth	7,285	6,094
Barclays Wealth - closed life assurance activities	7,605	7,276
Head office functions and other operations	7,082	9,263

	996,787	924,357

Risk weighted assets

	2006	2005
	£m	£m
UK Banking	84,903	79,929
UK Retail Banking	34,942	32,803
UK Business Banking	49,961	47,126
Barclaycard	25,203	21,752
International Retail and Commercial Banking	41,053	41,228
International Retail and Commercial Banking - ex Absa	20,325	20,394
International Retail and Commercial Banking - Absa	20,728	20,834
Barclays Capital	137,635	116,677
Barclays Global Investors	1,375	1,456
Barclays Wealth	5,744	4,061
Barclays Wealth - closed life assurance activities	—	—
Head office functions and other operations	1,920	4,045

	297,833	269,148

Further analysis of total assets and risk weighted assets, can be found on page 55.

BARCLAYS PLC

UK Banking

	2006		2005
	£m		£m
Net interest income	4,035		3,744
Net fee and commission income	1,861		1,720
Net trading income	2		—
Net investment income	28		26
Principal transactions	30		26
Net premiums from insurance contracts	269		280
Other income	63		33

Total income	6,258		5,803
Net claims and benefits on insurance contracts	(35)		(58)

Total income net of insurance claims	6,223		5,745
Impairment charges	(461)		(327)

Net income	5,762		5,418
Operating expenses excluding amortisation of intangible assets	(3,263)		(3,212)
Amortisation of intangible assets	(2)		(3)
Operating expenses	(3,265)		(3,215)
Share of post-tax results of associates and joint ventures	5		(3)
Profit on disposal of subsidiaries, associates and joint ventures	76		—

Profit before tax	2,578		2,200

Cost:income ratio	52%		56%
Cost:net income ratio	57%		59%

Risk Tendency	£515	m	£430	m

	2006		2005
Loans and advances to customers	£123.9	bn	£118.2	bn
Customer accounts	£142.4	bn	£129.7	bn
Total assets	£139.9	bn	£130.3	bn
Risk weighted assets	£84.9	bn	£79.9	bn

BARCLAYS PLC

UK Banking profit before tax increased 17% (£378m) to £2,578m (2005: £2,200m) driven principally by good income growth. Profit before business disposals (£76m) grew 14% (£302m) to £2,502m (2005: £2,200m).

BARCLAYS PLC

UK Retail Banking

	2006		2005
	£m		£m
Net interest income	2,333		2,208
Net fee and commission income	1,219		1,131
Net trading income	—		—
Net investment income	—		9
Principal transactions	—		9
Net premiums from insurance contracts	269		280
Other income	42		16

Total income	3,863		3,644
Net claims and benefits on insurance contracts	(35)		(58)

Total income net of insurance claims	3,828		3,586
Impairment charges	(209)		(150)

Net income	3,619		3,436
Operating expenses excluding amortisation of intangible assets	(2,407)		(2,390)
Amortisation of intangible assets	(1)		—
Operating expenses	(2,408)		(2,390)
Share of post-tax results of associates and joint ventures	2		(6)

Profit before tax	1,213		1,040

Cost:income ratio	63%		67%
Cost:net income ratio	67%		70%

Risk Tendency	£225	m	£180	m

	2006		2005
Loans and advances to customers	£67.6	bn	£64.8	bn
Customer accounts	£85.0	bn	£78.8	bn
Total assets	£74.0	bn	£70.4	bn
Risk weighted assets	£34.9	bn	£32.8	bn

BARCLAYS PLC

UK Retail Banking profit before tax increased 17% (£173m) to £1,213m (2005: £1,040m), driven by good income growth and well controlled costs. There has been substantial additional investment to transform the business.

Income increased 7% (£242m) to £3,828m (2005: £3,586m). Income growth was broadly based. There was strong income growth in Personal Customers retail savings, Local Business and UK Premier and good growth in Personal Customers current account income. Sales volumes increased, with a particularly strong performance from direct channels.

Net interest income increased 6% (£125m) to £2,333m (2005: £2,208m). Growth was driven by a higher contribution from deposits, through a combination of good balance sheet growth and a stable liability margin. Total average customer deposit balances increased 8% to £79.2bn (2005: £73.5bn), supported by new products. Growth of personal savings was above that of the market.

Mortgage volumes improved significantly, driven by a focus on improving capacity, customer service, value and promotion. UK residential mortgage balances ended the year at £61.9bn (2005: £59.6bn). Gross advances were 60% higher at £18.4bn (2005: £11.5bn), with a market share of 5% (2005: 4%). Net lending was £2.4bn, with performance improving during the year, leading to a market share of 4% in the second half of the year. The mortgage margin was reduced by changed assumptions used in the calculation of effective interest rates, a higher proportion of new mortgages and base rate changes. The new business spread was in line with the industry. The loan to value ratio within the residential mortgage book on a current valuation basis was 34% (2005: 35%).

There was good balance growth in non-mortgage loans, where Local Business average balances increased 9% and UK Premier average balances increased 25%.

Net fee and commission income increased 8% (£88m) to £1,219m (2005: £1,131m). There was strong current account income growth in Personal Customers and Local Business. UK Premier delivered strong growth reflecting higher income from banking services, mortgage sales and investment advice.

Net premiums from insurance underwriting activities decreased 4% (£11m) to £269m (2005: £280m). There continued to be lower customer take-up of loan protection insurance. Net claims and benefits on insurance contracts improved to £35m (2005: £58m). Other income increased £26m to £42m (2005: £16m), principally representing the benefit from reinsurance.

Impairment charges increased 39% (£59m) to £209m (2005: £150m). The increase principally reflected balance growth and some deterioration in delinquency rates in the Local Business loan book. Losses from the mortgage portfolio remained negligible, with arrears at low levels.

Operating expenses were steady at £2,408m (2005: £2,390m). Substantially all of the gains from the sale and leaseback of property of £253m have been reinvested in the business to improve customer service and deliver sustainable performance improvements. Around half of the incremental investment was directed at upgrading distribution capabilities, including restructuring and improving the branch network. Further investment was focused on upgrading the contact centres, transforming the performance of the mortgage business, revitalising the retail product range to meet customers’ needs, improving core operations and processes and rationalising the number of operating sites. The level of investment reflected in operating expenses in 2006 was approximately double the level of 2005.

The cost:income ratio improved four percentage points to 63% (2005: 67%).

BARCLAYS PLC

UK Business Banking

	2006		2005
	£m		£m
Net interest income	1,702		1,536
Net fee and commission income	642		589
Net trading income	2		—
Net investment income	28		17
Principal transactions	30		17
Other income	21		17

Total income	2,395		2,159
Impairment charges	(252)		(177)

Net income	2,143		1,982
Operating expenses excluding amortisation of intangible assets	(856)		(822)
Amortisation of intangible assets	(1)		(3)
Operating expenses	(857)		(825)
Share of post-tax results of associates and joint ventures	3		3
Profit on disposal of subsidiaries, associates and joint ventures	76		—

Profit before tax	1,365		1,160

Cost:income ratio	36%		38%
Cost:net income ratio	40%		42%

Risk Tendency	£290	m	£25	0m

	2006		2005
Loans and advances to customers	£56.3	bn	£53.4	bn
Customer accounts	£57.4	bn	£50.9	bn
Total assets	£65.9	bn	£59.9	bn
Risk weighted assets	£50.0	bn	£47.1	bn

BARCLAYS PLC

UK Business Banking profit before tax increased 18% (£205m) to £1,365m (2005: £1,160m), driven by continued strong income growth. UK Business Banking maintained its market share of primary customer relationships. The 2006 result included a £23m (2005: £13m) contribution from the full year consolidation of Iveco Finance, in which a 51% stake was acquired on 1st June 2005, and a £76m (2005: £nil) contribution from business disposals. Profit before business disposals1 increased 11% to £1,289m (2005: £1,160m).

Income increased 11% (£236m) to £2,395m (2005: £2,159m), driven by strong balance sheet growth. The uplift in income was broadly based across income categories.

Net interest income increased 11% (£166m) to £1,702m (2005: £1,536m) driven by strong balance sheet growth. There was strong growth in all business areas and in particular Larger Business. The lending margin improved slightly. Average deposit balances increased 11% to £44.8bn (2005: £40.5bn) with good growth across product categories. The deposit margin was stable.

Net fee and commission income increased 9% (£53m) to £642m (2005: £589m). There was a strong rise in income from foreign exchange and derivatives business transacted through Barclays Capital on behalf of Business Banking customers.

Income from principal transactions was £30m (2005: £17m), primarily reflecting the profit realised on a number of equity investments.

As expected, impairment rates trended upwards during the year towards a more normalised level. Impairment increased 42% (£75m) to £252m (2005: £177m), with the increase mainly reflecting higher charges from Medium Business and balance growth. Impairment charges in Larger Business were stable.

Operating expenses increased 4% (£32m) to £857m (2005: £825m). Cost growth reflected higher volumes, increased expenditure on front line staff and the costs of Iveco Finance for a full year. Operating expenses included a gain of £60m on the sale and leaseback of property, of which approximately half was reinvested in the business, including costs relating to the rationalisation of operating sites and technology infrastructure.

The cost:income ratio improved two percentage points to 36% (2005: 38%).

Profit on disposals of subsidiaries, associates and joint ventures of £76m (2005: nil) arose from the sales of interests in vehicle leasing and European vendor finance businesses.

[1]	A reconciliation of profit before business disposals to profit before tax is provided in Appendix 1 on page 81.

BARCLAYS PLC

Barclaycard

	2006		2005
	£m		£m
Net interest income	1,843		1,726
Net fee and commission income	1,054		972
Net investment income	15		—
Net premiums from insurance contracts	33		24

Total income	2,945		2,722
Net claims and benefits on insurance contracts	(8)		(7)

Total income net of insurance claims	2,937		2,715
Impairment charges	(1,493)		(1,098)

Net income	1,444		1,617
Operating expenses excluding amortisation of intangible assets	(1,037)		(961)
Amortisation of intangible assets	(17)		(17)
Operating expenses	(1,054)		(978)
Share of post-tax results of associates and joint ventures	(8)		1

Profit before tax	382		640

Cost:income ratio	36%		36%
Cost:net income ratio	73%		60%

Risk Tendency	£1,410	m	£1,100	m

	2006		2005
Loans and advances to customers	£25.5	bn	£24.0	bn
Total assets	£27.6	bn	£25.8	bn
Risk weighted assets	£25.2	bn	£21.8	bn

BARCLAYS PLC

Barclaycard profit before tax decreased 40% (£258m) to £382m (2005: £640m) as good income growth was more than offset by higher impairment charges and increased costs from the continued development of international businesses.

Income increased 8% (£222m) to £2,937m (2005: £2,715m). Growth was driven by very strong momentum in the United States and by strong performances in Barclaycard Business, FirstPlus, SkyCard and continental European markets.

Net interest income increased 7% (£117m) to £1,843m (2005: £1,726m). UK average extended credit card balances fell 7% to £8.0bn (2005: £8.6bn), reflecting the impact of tighter lending criteria. UK average consumer lending balances increased 16% to £11.9bn (2005: £10.3bn) driven by secured lending in FirstPlus. International average extended credit card balances rose 39% to £2.5bn (2005: £1.8bn).

Net fee and commission income increased 8% (£82m) to £1,054m (2005: £972m) as a result of increased contributions from Barclaycard International, SkyCard, FirstPlus and Barclaycard Business. Barclaycard reduced its late and overlimit fee charges in the UK on 1st August 2006 in response to the Office of Fair Trading’s findings.

Investment income of £15m (2005: £nil) represents the gain arising from the sale of part of the stake in MasterCard Inc, following its flotation.

Impairment charges increased 36% (£395m) to £1,493m (2005: £1,098m). The increase was driven by a rise in delinquent balances and increased numbers of bankruptcies and Individual Voluntary Arrangements. As a result of management action in 2005 and 2006 to tighten lending criteria and improve collection processes, the flows of new delinquencies reduced, and levels of arrears balances declined in the second half of 2006 in UK cards and unsecured loans.

Operating expenses increased 8% (£76m) to £1,054m (2005: £978m). This included a £38m gain from the sale and leaseback of property. Excluding this item, operating expenses increased 12% (£114m) to £1,092m. This was largely as a result of continued investment in Barclaycard International, particularly Barclaycard US, and the development of UK partnerships.

Barclaycard International continued its growth strategy in the continental European business delivering solid results. The Entercard joint venture, which is based in Scandinavia, performed ahead of plan. Barclaycard International loss before tax reduced to £30m (2005: loss £37m), including the loss before tax for Barclaycard US of £56m (2005: loss £59m). Barclaycard US continued to perform ahead of expectations, delivering very strong growth in balances and customer numbers and creating a number of new partnerships including US Airways, Barnes & Noble, Travelocity and Jo-Ann Stores.

Barclaycard UK customer numbers declined 1.4m to 9.8m (2005: 11.2m). This reflected the closure of 1.5 million accounts that had been inactive.

BARCLAYS PLC

International Retail and Commercial Banking

	2006		2005
	£m		£m
Net interest income	1,659		1,050
Net fee and commission income	1,303		705
Net trading income	6		3
Net investment income	188		143
Principal transactions	194		146
Net premiums from insurance contracts	351		227
Other income	74		60

Total income	3,581		2,188
Net claims and benefits on insurance contracts	(244)		(205)

Total income net of insurance claims	3,337		1,983
Impairment charges	(167)		(32)

Net income	3,170		1,951
Operating expenses excluding amortisation of intangible assets	(2,111)		(1,317)
Amortisation of intangible assets	(85)		(47)
Operating expenses	(2,196)		(1,364)
Share of post-tax results of associates and joint ventures	49		46
Profit on disposal of subsidiaries, associates and joint ventures	247		—

Profit before tax	1,270		633

Cost:income ratio	66%		69%
Cost:net income ratio	69%		70%

Risk Tendency	£220	m	£175	m

	2006		2005
Loans and advances to customers	£53.5	bn	£49.3	bn
Customer accounts	£22.5	bn	£22.6	bn
Total assets	£68.9	bn	£63.6	bn
Risk weighted assets	£41.1	bn	£41.2	bn

BARCLAYS PLC

International Retail and Commercial Banking profit before tax increased £637m to £1,270m (2005: £633m). The increase reflected the inclusion of a full year’s profit before tax from International Retail and Commercial Banking - Absa of £698m (20051: £298m) and a profit of £247m on the disposal of Barclays interest in FirstCaribbean International Bank.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

International Retail and Commercial Banking - excluding Absa

	2006		2005
	£m		£m
Net interest income	610		562
Net fee and commission income	448		377
Net trading income	17		31
Net investment income	66		88
Principal transactions	83		119
Net premiums from insurance contracts	111		129
Other income	20		23

Total income	1,272		1,210
Net claims and benefits on insurance contracts	(138)		(161)

Total income net of insurance claims	1,134		1,049
Impairment charges	(41)		(13)

Net income	1,093		1,036
Operating expenses excluding amortisation of intangible assets	(799)		(734)
Amortisation of intangible assets	(9)		(6)
Operating expenses	(808)		(740)
Share of post-tax results of associates and joint ventures	40		39
Profit on disposal of subsidiaries, associates and joint ventures	247		—

Profit before tax	572		335

Cost:income ratio	71%		71%
Cost:net income ratio	74%		71%

Risk Tendency	£75	m	£75	m

	2006		2005
Loans and advances to customers	£29.3	bn	£25.4	bn
Customer accounts	£11.4	bn	£10.4	bn
Total assets	£38.5	bn	£34.2	bn
Risk weighted assets	£20.4	bn	£20.4	bn

BARCLAYS PLC

International Retail and Commercial Banking-excluding Absa profit before tax increased 71% (£237m) to £572m (2005: £335m), including a gain on the disposal of the interest in FirstCaribbean International Bank of £247m. Profit before business disposals1 was £325m (2005: £335m). This reflected good growth in continental Europe offset by a decline in profits in Africa caused by higher impairment, and increased costs reflecting a step change in the rate of organic investment in the business.

Income increased 8% (£85m) to £1,134m (2005: £1,049m). Excluding gains from asset sales of £31m in 2005, income increased 11% (£116m) to £1,134m (2005: £1,018m).

Net interest income increased 9% (£48m) to £610m (2005: £562m), reflecting strong balance sheet growth in continental Europe, Africa and the Middle East, and the development of the corporate business in Spain.

Total average customer loans increased 20% to £27.4bn (2005: £22.9bn). Mortgage balance growth in continental Europe was particularly strong, with average Euro balances up 22%. There was a modest decline in lending margins partly driven by a greater share of mortgage assets as a proportion of the total book in continental Europe. Average customer deposits increased 17% to £10.8bn (2005: £9.2bn), with deposit margins stable.

Net fee and commission income increased 19% (£71m) to £448m (2005: £377m). This reflected a strong performance from the Spanish funds business, where average assets under management increased 11%, together with very strong growth in France, including the first full year contribution of the ING Ferri business which was acquired on 1st July 2005. Net fee and commission income showed solid growth in Africa and the Middle East.

Principal transactions decreased £36m to £83m (2005: £119m). 2005 included £23m from the redemption of preference shares in FirstCaribbean International Bank.

Impairment charges increased £28m to £41m (2005: £13m). This reflected the absence of one-off recoveries of £12m which arose in 2005 in Africa and the Middle East, and strong balance sheet growth across the businesses.

Operating expenses increased 9% (£68m) to £808m (2005: £740m). This included gains from the sale and leaseback of property in Spain of £55m, just under half of which were reinvested in staff restructuring and upgrading infrastructure. Excluding these net gains of £32m, operating expenses increased 14% to £840m (2005: £740m). The increase also included incremental investment expenditure of £25m to expand the distribution network and enhance IT and operational capabilities.

Barclays Spain continued to perform strongly. Profit before tax increased 74% (£68m) to £160m (2005: £92m). Excluding net one-off gains on asset sales of £32m (2005: £8m) and integration costs of £43m (2005: £57m) profit before tax increased 21% (£30m) to £171m (2005: £141m). This was driven by the continued realisation of benefits from Banco Zaragozano, together with good growth in mortgages and assets under management.

Africa and the Middle East profit before tax decreased 9% (£12m) to £126m (2005: £138m) driven by higher impairment charges reflecting one-off recoveries of £12m that arose in 2005 and an increase in investment expenditure.

Profit before tax increased strongly in Portugal reflecting good flows of new customers and increased business volumes. France also performed well as a result of good organic growth and the acquisition of ING Ferri.

The profit on disposal of subsidiaries, associate and joint ventures of £247m (2005: nil) comprised the gain on the sale of Barclays interest in FirstCaribbean. The share of post-tax results of FirstCaribbean International Bank included in 2006 was £41m (2005: £37m).

1	A reconciliation of profit before business disposals to profit before tax is provided in Appendix 1 on page 81.

BARCLAYS PLC

International Retail and Commercial Banking - Absa

	2006		2005[1]
	£m		£m
Net interest income	1,049		488
Net fee and commission income	855		328
Net trading income	(11)		(28)
Net investment income	122		55
Principal transactions	111		27
Net premiums from insurance contracts	240		98
Other income	54		37

Total income	2,309		978
Net claims and benefits on insurance contracts	(106)		(44)

Total income net of insurance claims	2,203		934
Impairment charges	(126)		(19)

Net income	2,077		915
Operating expenses excluding amortisation of intangible assets	(1,312)		(583)
Amortisation of intangible assets	(76)		(41)
Operating expenses	(1,388)		(624)
Share of post-tax results of associates and joint ventures	9		7

Profit before tax	698		298

Cost:income ratio	63%		67%
Cost:net income ratio	67%		68%

Risk Tendency	£145	m	£100	m

	2006		2005
Loans and advances to customers	£24.2	bn	£23.9	bn
Customer accounts	£11.1	bn	£12.2	bn
Total assets	£30.4	bn	£29.4	bn
Risk weighted assets	£20.7	bn	£20.8	bn

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

International Retail and Commercial Banking - Absa profit before tax increased 134% to £698m (2005: £298m) reflecting the full year to 31st December 2006 compared with the five months ended 31st December 2005. Barclays acquired a controlling stake in Absa Group Limited on 27th July 2005.

BARCLAYS PLC

Barclays Capital

	2006		2005
	£m		£m
Net interest income	1,158		1,065
Net fee and commission income	952		776
Net trading income	3,562		2,231
Net investment income	573		413
Principal transactions	4,135		2,644
Other income	22		20

Total income	6,267		4,505
Impairment charges	(42)		(111)

Net income	6,225		4,394
Operating expenses excluding amortisation of intangible assets	(3,996)		(2,961)
Amortisation of intangible assets	(13)		(2)
Operating expenses	(4,009)		(2,963)

Profit before tax	2,216		1,431

Cost:income ratio	64%		66%
Cost:net income ratio	64%		67%
Compensation:net income ratio	49%		51%

Average DVaR	£37.1	m	£32.0	m
Risk Tendency	£95	m	£110	m

Average net income generated per member of staff (‘000)	£560		£498

	2006		2005
Total assets	£657.9	bn	£601.2	bn
Risk weighted assets	£137.6	bn	£116.7	bn
Corporate lending portfolio	£40.6	bn	£40.1	bn

BARCLAYS PLC

Barclays Capital delivered record profit before tax and net income. Profit before tax increased 55% (£785m) to £2,216m (2005: £1,431m). This was the result of a very strong income performance, driven by higher business volumes, continued growth in client activity and favourable market conditions. Net income increased 42% (£1,831m) to £6,225m (2005: £4,394m). Profit before tax for Absa Capital was £71m (20051: £39m). Excluding Absa Capital, profit before tax increased 54%.

Income increased 39% (£1,762m) to £6,267m (2005: £4,505m) as a result of very strong growth across the Rates, Credit and Private Equity businesses. Income increased in all geographic regions with significant contributions outside the UK from the US, continental Europe and Asia. The top line performance reflected returns from past investments and the strength of the global client franchise. Average DVaR increased 16% to £37.1m (2005: £32.0m) significantly below the rate of income growth.

Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing client financing and risk management solutions. Secondary income increased 43% (£1,584m) to £5,293m (2005: £3,709m).

Net trading income increased 60% (£1,331m) to £3,562m (2005: £2,231m) with very strong contributions across the Rates and Credit businesses, in particular commodities, fixed income, equities, credit derivatives and emerging markets. The performance was driven by higher volumes of client led activity and favourable market conditions. Net investment income increased 39% (£160m) to £573m (2005: £413m) driven by investment realisations, primarily in Private Equity, offset by reduced contributions from credit products. Net interest income increased 9% (£93m) to £1,158m (2005: £1,065m) driven by a full year contribution from Absa Capital. Corporate lending remained flat at £40.6bn (2005: £40.1bn).

Primary income, which comprises net fee and commission income from advisory and origination activities, grew 23% (£176m) to £952m (2005: £776m). This reflected higher volumes and continued market share gains in a number of key markets, with strong contributions from issuances in bonds, European leveraged loans and convertibles.

Impairment charges of £42m (2005: £111m), including impairment on available for sale assets of £83m (2005: nil), were 62% lower than prior year reflecting recoveries and the continued benign wholesale credit environment.

Operating expenses increased 35% (£1,046m) to £4,009m (2005: £2,963m), reflecting higher performance related costs, increased levels of activity and continued investment across the business. The cost:net income ratio improved to 64% (2005: 67%) and the compensation to net income ratio improved to 49% (2005: 51%). Performance related pay, discretionary investment spend and short-term contractor resource costs represented 50% of operating expenses (2005: 46%). Amortisation of intangible assets principally relates to mortgage service rights obtained as part of the purchase of HomEq, a US mortgage servicing business acquired on 1st November 2006.

Total headcount increased 3,300 during 2006 to 13,200 (2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

Barclays Global Investors

	2006		2005
	£m		£m
Net interest income	10		15
Net fee and commission income	1,651		1,297
Net trading income	2		2
Net investment income	2		4
Principal transactions	4		6

Total income	1,665		1,318
Operating expenses excluding amortisation of intangible assets	(946)		(775)
Amortisation of intangible assets	(5)		(4)
Operating expenses	(951)		(779)
Share of post-tax results of associates and joint ventures	—		1

Profit before tax	714		540

Cost:income ratio	57%		59%
Average income generated per member of staff (‘000)	£666		£628

	2006		2005
Total assets	£80.5	bn	£80.9	bn
Risk weighted assets	£1.4	bn	£1.5	bn

BARCLAYS PLC

Barclays Global Investors delivered another year of outstanding results. Profit before tax increased 32% (£174m) to £714m (2005: £540m), reflecting very strong income growth and higher operating margins. The performance was broadly based across products, distribution channels and geographies.

Net fee and commission income increased 27% (£354m) to £1,651m (2005: £1,297m). This growth was attributable to increased management fees, particularly in the iShares and active businesses, and securities lending, offset by lower incentive fees. Incentive fees decreased 9% (£18m) to £186m (2005: £204m). Higher asset values, driven by higher market levels and good net new inflows, contributed to the growth in income.

Operating expenses increased 22% (£172m) to £951m (2005: £779m) as a result of significant investment in key growth initiatives, ongoing investment in product development and infrastructure and higher performance-based expenses. The cost:income ratio improved two percentage points to 57% (2005: 59%).

Total headcount rose 400 to 2,700 (2005: 2,300). Headcount increased in all regions, across product groups and the support functions, reflecting continued investment to support strategic initiatives.

Total assets under management increased 5% (£46bn) to £927bn (2005: £881bn) primarily due to net new inflows of £37bn. The positive market move impact of £98bn was largely offset by £89bn of adverse exchange rate movements. In US$ terms assets under management increased by US$301bn to US$1,814bn (2005: US$1,513bn), comprising US$68bn of net new assets, US$177bn of favourable market movements and US$56bn of positive exchange rate movements.

BARCLAYS PLC

Barclays Wealth

	2006		2005
	£m		£m
Net interest income	366		329
Net fee and commission income	665		589
Net trading income	—		—
Net investment income	—		5
Principal transactions	—		5
Other income	5		(1)

Total income	1,036		922
Impairment charges	(2)		(2)

Net income	1,034		920
Operating expenses excluding amortisation of intangible assets	(817)		(752)
Amortisation of intangible assets	(4)		(2)
Operating expenses	(821)		(754)

Profit before tax	213		166

Cost:income ratio	79%		82%
Cost:net income ratio	79%		82%

Risk Tendency	£10	m	£5	m

Average net income generated per member of staff (‘000)	£138		£128

	2006		2005
Customer accounts	£25.2	bn	£23.1	bn
Loans and advances to customers	£5.7	bn	£4.7	bn
Total assets	£7.3	bn	£6.1	bn
Risk weighted assets	£5.7	bn	£4.1	bn

BARCLAYS PLC

Barclays Wealth profit before tax showed very strong growth of 28% (£47m) to £213m (2005: £166m). Performance was driven by broadly based income growth and favourable market conditions. This was partially offset by additional volume related costs and a significant increase in investment in people and infrastructure to support future growth.

Income increased 12% (£114m) to £1,036m (2005: £922m).

Net interest income increased 11% (£37m) to £366m (2005: £329m) reflecting growth in both customer deposits and customer lending. Average customer deposits grew 6% (£1.3bn) to £24.7bn (2005: £23.4bn). Average loans to customers grew 16% to £5.1bn (2005: £4.4bn), driven by increased lending to offshore and private banking clients. Asset and liability margins were higher relative to 2005.

Net fee and commission income increased 13% (£76m) to £665m (2005: £589m). This reflected growth in client assets and higher transactional income, including increased sales of investment products to private banking and financial planning clients, and higher stockbroking volumes.

Operating expenses increased 9% (£67m) to £821m (2005: £754m) with greater volume related and investment costs more than offsetting efficiency gains. Investment costs included increased hiring of client facing staff and improvements to infrastructure with the upgrade of technology and operations platforms. The cost:income ratio improved three percentage points to 79% (2005: 82%).

Total client assets, comprising customer deposits and client investments, increased 19% (£14.7bn) to £93.0bn (2005: £78.3bn) reflecting good net new asset inflows and favourable market conditions. Multi-Manager assets increased 68% (£4.1bn) to £10.1bn (2005: £6.0bn); this growth included transfers of existing client assets.

BARCLAYS PLC

Barclays Wealth - closed life assurance activities

	2006		2005
	£m		£m
Net interest income	(8)		(14)
Net fee and commission income	50		44
Net trading income	2		—
Net investment income	154		259
Principal transactions	156		259
Net premiums from insurance contracts	210		195
Other income	11		11

Total income	419		495
Net claims and benefits on insurance contracts	(288)		(375)

Total income net of insurance claims	131		120
Operating expenses	(109)		(127)

Profit/(loss) before tax	22		(7)

Cost:income ratio	83%		106%

	2006		2005
Total assets	£7.6	bn	£7.3	bn

BARCLAYS PLC

Barclays Wealth - closed life assurance activities profit before tax was £22m (2005: loss £7m). The improvement was mostly due to lower funding costs and reduced customer redress costs in 2006.

Excluding customer redress costs of £67m (2005; £85m), profit before tax was £89m (2005: £78m).

Income grew 9% (£11m) to £131m (2005: £120m) principally due to reduced funding costs.

Operating expenses decreased to £109m (2005: £127m). Costs relating to redress for customers decreased to £67m (2005: £85m) whilst other operating expenses remained steady at £42m (2005: £42m).

BARCLAYS PLC

Head office functions and other operations

	2006		2005
	£m		£m
Net interest income	80		160
Net fee and commission income	(359)		(398)
Net trading income	40		85
Net investment income	2		8
Principal transactions	42		93
Net premiums from insurance contracts	197		146
Other income	39		24

Total income	(1)		25
Impairment releases/(charges)	11		(1)

Net income	10		24
Operating expenses excluding amortisation of intangible assets	(259)		(343)
Amortisation of intangible assets	(10)		(4)
Operating expenses	(269)		(347)

Loss before tax	(259)		(323)

Risk Tendency	£10	m	£25	m

	2006		2005
Total assets	£7.1	bn	£9.3	bn
Risk weighted assets	£1.9	bn	£4.0	bn

BARCLAYS PLC

Head office functions and other operations loss before tax decreased £64m to £259m (2005: loss £323m).

Net interest income decreased £80m to £80m (2005: £160m) reflecting a reduction in net interest income in Treasury following the acquisition of Absa Group Limited. Treasury’s net interest income also included the hedge ineffectiveness for the period, which together with other related Treasury adjustments amounted to a gain of £11m (2005: £18m) and the cost of hedging the foreign exchange risk on the Group’s equity investment in Absa, which amounted to £71m (2005: £37m).

Group segmental reporting is performed in accordance with Group accounting policies. This means that inter-segment transactions are recorded in each segment as if undertaken on an arm’s length basis. Adjustments necessary to eliminate the inter-segment transactions are included in Head office functions and other operations.

The impact of such inter-segment adjustments reduced £72m to £147m (2005: £219m). These adjustments related to internal fees for structured capital market activities of £87m (2005: £67m) and fees paid to Barclays Capital for capital raising and risk management advice of £16m (2005: £39m), both of which reduce net fees and commission income. In addition the impact of the timing of the recognition of insurance commissions included in Barclaycard and UK Retail Banking reduced to £44m (2005: £113m). This reduction was reflected in a decrease in net fee and commission income of £242m (2005: £258m) and an increase in net premium income of £198m (2005: £145m).

Principal transactions decreased £51m to £42m (2005: £93m). 2005 included hedging related gains in Treasury of £80m. 2006 included £55m (2005: £nil) in respect of the economic hedge of the translation exposure arising from Absa foreign currency earnings.

The impairment charge improved £12m to a release of £11m (2005: £1m charge) as a number of workout situations were resolved.

Operating expenses decreased £78m to £269m (2005: £347m) primarily due to the expenses of the 2005 Head office relocation to Canary Wharf not recurring in 2006 (2005: £105m) and the gains of £26m (2005: £nil) from the sale and leaseback of property offset by increased costs, principally driven by major project expenditure including work related to implementing Basel II.

BARCLAYS PLC

FINANCIAL REVIEW

Results by nature of income and expense

Net interest income

	2006	2005
	£m	£m
Cash and balances with central banks	16	9
Financial investments	2,811	2,272
Loans and advances to banks	978	690
Loans and advances to customers	16,290	12,944
Other	1,710	1,317

Interest income	21,805	17,232

Deposits from banks	(2,819)	(2,056)
Customer accounts	(3,076)	(2,715)
Debt securities in issue	(5,282)	(3,268)
Subordinated liabilities	(777)	(605)
Other	(708)	(513)

Interest expense	(12,662)	(9,157)

Net interest income	9,143	8,075

Group net interest income increased 13% (£1,068m) to £9,143m (2005: £8,075m). The inclusion of Absa contributed net interest income of £1,138m (20051: £516m). Group net interest income excluding Absa grew 6%.

A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge decreased to £26m (2005: £145m), largely due to the impact of relatively higher short-term interest rates and lower medium-term rates.

Interest income includes £98m (2005: £76m) accrued on impaired loans.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL REVIEW

Net fee and commission income

	2006	2005
	£m	£m
Fee and commission income	8,005	6,430
Fee and commission expense	(828)	(725)

Net fee and commission income	7,177	5,705

Net fee and commission income increased 26% (£1,472m) to £7,177m (2005: £5,705m). The inclusion of Absa contributed net fee and commission income of £850m (20051: £334m). Group net fee and commission income excluding Absa grew 18%, reflecting growth across all businesses.

Fee and commission income rose 24% (£1,575m) to £8,005m (2005: £6,430m). The inclusion of Absa contributed fee and commission income of £896m (20051: £386m). Excluding Absa, fee and commission income grew 18%, driven by a broadly based performance across the Group, particularly within Barclays Global Investors.

Fee and commission expense increased 14% (£103m) to £828m (2005: £725m), reflecting the growth in Barclaycard US. Absa contributed fee and commission expense of £46m (20051: £52m).

Total foreign exchange income was £850m (2005: £648m) and consisted of revenues earned from both retail and wholesale activities. Foreign exchange income earned on customer transactions by individual businesses is reported in those respective business units within fee and commission income. The foreign exchange income earned in Barclays Capital and in Treasury is reported within net trading income.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL REVIEW

Principal transactions

	2006	2005
	£m	£m
Rates related business	2,848	1,732
Credit related business	766	589

Net trading income	3,614	2,321

Cumulative gain from disposal of available for sale assets	307	120
Dividend income	15	22
Net income from financial instruments designated at fair value	447	389
Other investment income	193	327

Net investment income	962	858

Principal transactions	4,576	3,179

Most of the Group’s trading income is generated in Barclays Capital.

Net trading income increased 56% (£1,293m) to £3,614m (2005: £2,321m) due to excellent performances in Barclays Capital Rates and Credit businesses, in particular in commodities, fixed income, equities, credit derivatives and emerging markets. This was driven by higher volumes of client led activity and favourable market conditions. The inclusion of Absa contributed net trading income of £60m (20051: £9m). Group net trading income excluding Absa grew 54%.

Net investment income increased 12% (£104m) to £962m (2005: £858m). The inclusion of Absa contributed net investment income of £144m (20051: £62m). Group net investment income excluding Absa increased 3%.

The cumulative gain from disposal of available for sale assets increased 156% (£187m) to £307m (2005: £120m) driven by investment realisations, primarily in Private Equity.

Fair value movements on certain assets and liabilities have been reported within net trading income or within net investment income depending on the nature of the transaction. Fair value movements on insurance assets included within net investment income contributed £205m (2005: £317m).

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL REVIEW

Net premiums from insurance contracts

	2006	2005
	£m	£m
Gross premiums from insurance contracts	1,108	909
Premiums ceded to reinsurers	(48)	(37)

Net premiums from insurance contracts	1,060	872

Net premiums from insurance contracts increased 22% (£188m) to £1,060m (2005: £872m). The inclusion of Absa contributed net premiums from insurance contracts of £240m (2005[1]: £98m). Group net premiums from insurance contracts excluding Absa increased 6% reflecting growth in UK consumer lending.

Other income

	2006	2005
	£m	£m
Increase in fair value of assets held in respect of linked liabilities to customers under investment contracts	7,417	9,234
Increase in liabilities to customers under investment contracts	(7,417)	(9,234)
Property rentals	55	54
Other	159	93

Other income	214	147

Certain asset management products offered to institutional clients by Barclays Global Investors are recognised as investment contracts. Accordingly the invested assets and the related liabilities to investors are held at fair value and changes in those fair values are reported within Other income.

Net claims and benefits paid on insurance contracts

	2006	2005
	£m	£m
Gross claims and benefits paid on insurance contracts	588	694
Reinsurers’ share of claims paid	(13)	(49)

Net claims and benefits paid on insurance contracts	575	645

Net claims and benefits paid on insurance contracts decreased 11% (£70m) to £575m (2005: £645m). The inclusion of Absa contributed net claims and benefits of £106m (20051: £44m). Net claims and benefits paid on insurance contracts excluding Absa decreased 22%, principally reflecting lower investment income and consequent claims and benefits in Barclays Wealth-closed life assurance activities.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charges

	2006	2005
	£m	£m
Impairment charges on loans and advances
-New and increased impairment allowances	2,722	2,129
-Releases	(389)	(333)
-Recoveries	(259)	(222)

Impairment charges on loans and advances (see note 5)	2,074	1,574

Other credit provisions
Credits for the year in respect of provision for undrawn contractually committed facilities and guarantees provided	(6)	(7)

Impairment charges on loans and advances and other credit provisions	2,068	1,567

Impairment charges on available for sale assets	86	4

Total impairment charges	2,154	1,571

Total impairment charges increased 37% (£583m) to £2,154m (2005: £1,571m).

Impairment charges on loans and advances and other credit provisions

Impairment charges on loans and advances and other credit provisions increased 32% (£501m) to £2,068m (2005: £1,567m). Excluding Absa impairment of £126m (2005: £20m), the increase was 26% (£395m) and largely reflected the continued challenging credit environment in UK unsecured retail lending through 2006. The wholesale and corporate sectors remained stable with a low level of defaults.

The Group impairment charges on loans and advances and other credit provisions as a percentage of year-end total loans and advances of £316,561m (2005: £303,451m) increased to 0.65% (2005: 0.52%).

Retail impairment charges on loans and advances and other credit provisions increased to £1,809m (2005: £1,254m), including £99m (20051: £10m) in respect of Absa. Retail impairment charges on loans and advances amounted to 1.30% (20052: 0.93%) as a percentage of year-end total loans and advances of £139,350m (20052: £134,420m), including balances in Absa of £20,090m (2005: £20,836m).

In the UK retail businesses, household cashflows remained under pressure leading to a deterioration in consumer credit quality. High debt levels and changing social attitudes to bankruptcy and debt default contributed to higher levels of insolvency and increased impairment charges. In UK cards and unsecured consumer lending, the flows of new delinquencies and the levels of arrears balances declined in the second half of 2006, reflecting more selective customer recruitment, limit management and improved collections.

In UK Home Finance, delinquencies were flat and amounts charged-off remained low. The weaker external environment led to increased credit delinquency in Local Business, where there were both higher balances on caution status and higher flows into delinquency, which both stabilised towards the year-end.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.
[2]

Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year (see page 67).

BARCLAYS PLC

FINANCIAL REVIEW

Impairment charges on loans and advances and other credit provisions (continued)

In the wholesale and corporate businesses, impairment charges on loans and advances and other credit provisions decreased to £259m (2005: £313m), including £27m (20051: £10m) in respect of Absa. The fall was due mainly to recoveries in Barclays Capital as a result of the benign wholesale credit environment. This was partially offset by an increase in UK Business Banking, reflecting higher charges in Medium Business and growth in lending balances.

The wholesale and corporate impairment charge was 0.15% (20052: 0.19%) as a percentage of year-end total loans and advances to banks and to customers of £177,211m (20052: £169,031m), including balances in Absa of £9,299m (2005: £9,731m).

In Absa impairment charges increased to £126m (20051: £20m) reflecting a full year of business and normalisation of credit conditions in South Africa following a period of low interest rates.

Impairment on available for sale assets

The total impairment charges in Barclays Capital included losses of £83m (2005: £nil) on an available for sale portfolio where an intention to sell caused the losses to be viewed as other than temporary in nature. These losses in 2006 were primarily due to interest rate movements, rather than credit deterioration, with a corresponding gain arising on offsetting derivatives recognised in net trading income.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.
[2]

Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year (see page 66).

BARCLAYS PLC

FINANCIAL REVIEW

Operating expenses

	2006	2005
	£m	£m
Staff costs (refer to page 47)	8,169	6,318
Administrative expenses	3,980	3,443
Depreciation	455	362
Impairment loss - property and equipment	14	—
- intangible assets	7	9
Operating lease rentals	345	316
Gain on property disposals	(432)	—
Amortisation of intangible assets	136	79

Operating expenses	12,674	10,527

Operating expenses increased 20% (£2,147m) to £12,674m (2005: £10,527m). The inclusion of Absa contributed operating expenses of £1,496m (20051: £664m). Group operating expenses excluding Absa grew 13%, reflecting a higher level of business activity and an increase in performance related pay.

Administrative expenses increased 16% (£537m) to £3,980m (2005: £3,443m). The inclusion of Absa contributed administrative expenses of £579m (20051: £257m). Group administrative expenses excluding Absa grew 7% principally as a result of higher business activity in UK Banking and Barclays Capital.

Operating lease rentals increased 9% (£29m) to £345m (2005: £316m). The inclusion of Absa contributed operating lease rentals of £73m (20051: £27m), which more than offset the absence of double occupancy costs incurred in 2005, associated with the head office relocation to Canary Wharf.

Operating expenses were reduced by gains from the sale of property of £432m (2005: £nil) as the Group took advantage of historically low yields on property to realise gains on some of its freehold portfolio.

Amortisation of intangible assets increased 72% (£57m) to £136m (2005: £79m) primarily reflecting the inclusion of Absa for the full year.

The Group cost:income ratio improved to 59% (2005: 61%). This reflected improved productivity. The Group cost:net income ratio was 65% (2005: 67%).

[1]	For 2005 this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL REVIEW

Staff costs

	2006	2005
	£m	£m
Salaries and accrued incentive payments	6,635	5,036
Social security costs	502	412
Pension costs
- defined contribution plans	128	76
- defined benefit plans	282	271
Other post retirement benefits	30	27
Other	592	496

Staff costs	8,169	6,318

Staff costs increased 29% (£1,851m) to £8,169m (2005: £6,318m). The inclusion of Absa contributed staff costs of £694m (20051: £296m). Group staff costs excluding Absa rose 24%.

Salaries and accrued incentive payments rose 32% (£1,599m) to £6,635m (2005: £5,036m), principally due to increased performance related payments and the full year inclusion of Absa. The inclusion of Absa contributed salaries and incentive payments of £615m (20051: £276m). Group salaries and accrued incentive payments excluding Absa rose 26%.

[1]	For 2005, this reflects the period from 27th July until 31st December 2005.

BARCLAYS PLC

FINANCIAL REVIEW

Staff numbers

	2006	2005
Staff numbers:
UK Banking	41,100	39,800
UK Retail Banking	33,000	32,000
UK Business Banking	8,100	7,800
Barclaycard	8,600	7,800
International Retail and Commercial Banking	48,000	45,400
International Retail and Commercial Banking - ex Absa	14,100	12,700
International Retail and Commercial Banking - Absa	33,900	32,700
Barclays Capital	13,200	9,900
Barclays Global Investors	2,700	2,300
Barclays Wealth	7,800	7,200
Head office functions and other operations	1,200	900

Total Group permanent and fixed term contract staff worldwide	122,600	113,300

Agency staff worldwide	9,100	7,000

Total including agency staff	131,700	120,300

Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprised 62,400 (31st December 2005: 59,100) in the UK and 60,200 (31st December 2005: 54,200) internationally.

UK Banking staff numbers increased 1,300 to 41,100 (31st December 2005: 39,800), primarily reflecting the inclusion in UK Retail Banking of mortgage processing staff involved in activities previously outsourced.

Barclaycard staff numbers rose 800 to 8,600 (31st December 2005: 7,800), reflecting growth of 400 in Barclaycard US and increases in operations and customer facing staff in the UK.

International Retail and Commercial Banking increased staff numbers 2,600 to 48,000 (31st December 2005: 45,400). International Retail and Commercial Banking - excluding Absa increased staff numbers by 1,400 to 14,100 (31st December 2005: 12,700), mainly due to growth in continental Europe and Africa. International Retail and Commercial Banking - Absa increased staff numbers by 1,200 to 33,900 (31st December 2005: 32,700), reflecting continued growth in the business.

Barclays Capital staff numbers increased 3,300 during 2006 to 13,200 (31st December 2005: 9,900) and included 1,300 from the acquisition of HomEq. Organic growth was broadly based across all regions and reflected further investments in the front office, systems development and control functions to support continued business expansion.

Barclays Global Investors increased staff numbers 400 to 2,700 (31st December 2005: 2,300) spread across regions, product groups and support functions, reflecting continued investment to support strategic initiatives.

Barclays Wealth staff numbers rose 600 to 7,800 (31st December 2005: 7,200) to support the continued expansion of the business, including increased hiring of client facing staff.

Head office functions and other operations staff numbers grew 300 to 1,200 (31st December 2005: 900) primarily reflecting the centralisation of functional activity and the increased regulatory environment and audit demands as a result of the expansion of business areas.

Agency staff numbers rose 2,100 to 9,100 (31st December 2005: 7,000), largely due to an increase in temporary staff at Absa.

BARCLAYS PLC

FINANCIAL REVIEW

Share of post-tax results of associates and joint ventures

	2006	2005
	£m	£m
Profit from associates	53	53
Loss from joint ventures	(7)	(8)

Share of post-tax results of associates and joint ventures	46	45

The share of post-tax results of associates and joint ventures increased 2% (£1m) to £46m (2005: £45m).

Of the £46m share of post-tax results of associates and joint ventures, FirstCaribbean International Bank contributed £41m (2005: £37m).

Profit on disposal of subsidiaries, associates and joint ventures

	2006	2005
	£m	£m
Profit on disposal of subsidiaries, associates and joint ventures	323	—

The profit on disposal of subsidiaries, associates and joint ventures includes £247m profit on disposal of FirstCaribbean International Bank and £76m from the sale of interests in vehicle leasing and vendor finance businesses.

Tax

The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2006 (2005: 30%). The effective rate of tax for 2006, based on profit before tax, was 27.2% (2005: 27.3%). The effective tax rate differs from 30% as it takes account of the different tax rates which are applied to the profits earned outside the UK, disallowable expenditure, certain non-taxable gains and adjustments to prior year tax provisions. The effective tax rate for 2006 is consistent with the prior period. The tax charge for the year includes £1,234m (2005: £961m) arising in the UK and £707m (2005: £478m) arising overseas.

The profit on disposal of subsidiaries, associates and joint ventures of £323m was substantially offset by losses or exemptions. The effective tax rate on profit before business disposals was 28.5%.

Profit attributable to minority interests

	2006	2005
	£m	£m
Absa Group Limited	262	116
Preference shares	175	113
Reserve capital instruments	92	93
Upper tier 2 instruments	15	11
Barclays Global Investors minority interests	47	41
Other minority interests	33	20

Profit attributable to minority interests	624	394

Profit attributable to minority interests increased £230m to £624m (2005: £394m) largely reflecting the full year inclusion of Absa.

BARCLAYS PLC

FINANCIAL REVIEW

Earnings per share

	2006		2005
Profit attributable to equity holders of the parent	£4,571	m	£3,447	m
Dilutive impact of convertible options	£(30	)m	£(38	)m

Profit attributable to equity holders of the parent including dilutive impact of convertible options	£4,541	m	£3,409	m

Basic weighted average number of shares in issue	6,357	m	6,337	m
Number of potential ordinary shares[1]	150	m	149	m

Diluted weighted average number of shares	6,507	m	6,486	m

Basic earnings per ordinary share	71.9	p	54.4	p

Diluted earnings per ordinary share	69.8	p	52.6	p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the weighted average number of shares excluding own shares held in employee benefit trusts, currently not vested and shares held for trading.

When calculating the diluted earnings per share, the profit attributable to equity holders of the parent is adjusted for the conversion of outstanding options into shares within Absa Group Limited and Barclays Global Investors UK Holdings Limited. The weighted average number of ordinary shares excluding own shares held in employee benefit trusts currently not vested and shares held for trading, is adjusted for the effects of all dilutive potential ordinary shares, totalling 150 million (2005: 149 million).

[1]	Potential ordinary shares reflect the dilutive impact of share options outstanding.

BARCLAYS PLC

FINANCIAL REVIEW

Dividends on ordinary shares

The Board has decided to pay, on 27th April 2007, a final dividend for the year ended 31st December 2006 of 20.5p per ordinary share for shares registered in the books of the Company at the close of business on 9th March 2007. The interim dividend of 10.5p per ordinary share for the year ended 31st December 2006 was paid on 2nd October 2006. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 UK tax year in mid-October 2007.

The amount payable for the 2006 final dividend is £1,307m (2005: £1,105m). This amount excludes £33m payable on own shares held by employee benefit trusts (2005: £25m).

For qualifying US and Canadian resident ADR holders, the final dividend of 20.5p per ordinary share becomes 82.0p per ADS (representing four shares). The ADR depositary will mail the dividend on 27th April 2007 to ADR holders on the record on 9th March 2007.

For qualifying Japanese shareholders, the final dividend of 20.5p per ordinary share will be distributed in mid-May to shareholders on the record on 9th March 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 4th April 2007 for it to be effective in time for the payment of the final dividend on 27th April 2007. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.

BARCLAYS PLC

Analysis of amounts included in the balance sheet

Capital resources

	2006	2005
	£m	£m
Shareholders’ equity excluding minority interests	19,799	17,426
Preference shares	3,414	2,977
Reserve capital instruments	1,906	1,868
Upper tier 2 instruments	586	581
Absa minority interests	1,451	1,351
Other minority interests	234	227
Minority interests	7,591	7,004

Total shareholders’ equity	27,390	24,430
Subordinated liabilities	13,786	12,463

Total capital resources	41,176	36,893

The authorised share capital of Barclays PLC was £2,500m (2005: £2,500m) comprising 9,996 million (2005: 9,996 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of £1 each. Called up share capital comprises 6,535 million (2005: 6,490 million) ordinary shares of 25p each and 1 million (2005: 1 million) staff shares of £1 each.

Total capital resources increased £4,283m to £41,176m since 31st December 2005.

Shareholders’ equity, excluding minority interests, increased £2,373m since 31st December 2005. The increase reflected profits attributable to equity holders of the parent of £4,571m, increases in share capital and share premium of £179m and other increases in retained reserves of £412m. Offsetting these movements were dividends paid of £1,771m, decreases in the available for sale and cash flow hedging reserves of £93m and £300m respectively, a £594m decrease in the currency translation reserve and a £31m decrease due to changes in treasury and Employee Share Ownership Plan shares.

Subordinated liabilities increased £1,323m since 31st December 2005. The increase reflects capital raisings of £2,493m and interest charges of £11m; offset by exchange rate movements of £575m, redemptions of £366m, fair value adjustments of £214m and amortisation of issue expenses of £26m.

Minority interests increased £587m since 31st December 2005. The increase primarily reflected the issue by Barclays Bank PLC, during April 2006, of 30,000,000 preference shares of US$25 each (US$750m; £419m) with a 6.625% dividend. In addition, during April 2006, Absa issued 3,000,000 preference shares of R1,000 per share (£218m).

BARCLAYS PLC

Capital ratios

Risk weighted assets and capital resources, as defined for supervisory purposes by the Financial Services Authority, comprised:

	2006	2005
	£m	£m
Risk weighted assets:
Banking book
On-balance sheet	197,979	180,808
Off-balance sheet	33,821	31,351
Associated undertakings and joint ventures	2,072	3,914

Total banking book	233,872	216,073

Trading book
Market risks	30,291	23,216
Counterparty and settlement risks	33,670	29,859
Total trading book	63,961	53,075

Total risk weighted assets	297,833	269,148

Capital resources:
Tier 1
Called up share capital	1,634	1,623
Eligible reserves	19,608	16,837
Minority interests[1]	7,899	6,634
Tier one notes[2]	909	981
Less: intangible assets	(7,045)	(7,180)

Total qualifying tier 1 capital	23,005	18,895

Tier 2
Revaluation reserves	25	25
Available for sale-equity gains	221	223
Collectively assessed impairment allowances	2,556	2,306
Minority Interests	451	515
Qualifying subordinated liabilities[3]
Undated loan capital	3,180	3,212
Dated loan capital	7,603	7,069

Total qualifying tier 2 capital	14,036	13,350

Less: Supervisory deductions:
Investments not consolidated for supervisory purposes	(982)	(782)
Other deductions	(1,348)	(961)

	(2,330)	(1,743)

Total net capital resources	34,711	30,502

Tier 1 ratio	7.7%	7.0%
Risk asset ratio	11.7%	11.3%

[1]

Included reserve capital instruments of £2,765m (31st December 2005: £1,735m). Minority interests included issues of £500m and US$1,350m, reserve capital instruments which are eligible for inclusion in tier 1 capital made during 2006. These issues are classified within subordinated liabilities on the balance sheet.

[2]	Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.
[3]	Subordinated liabilities included in tier 2 Capital are subject to limits laid down in the supervisory requirements.

BARCLAYS PLC

Capital ratios (continued)

At 31st December 2006, the tier 1 Capital ratio was 7.7% and the Risk asset ratio was 11.7%. From 31st December 2005, total net capital resources rose £4.2bn and risk weighted assets increased £28.7bn.

Tier 1 capital rose £4.1bn, including £2.8bn arising from profits attributable to equity shareholders net of dividends paid. Minority interests within tier 1 capital increased £1.3bn primarily due to the issuance of £1.2bn of Reserve Capital Instruments and £0.7bn of preference shares partially offset by a decrease in regulatory associates of £0.4bn driven by the sale of FirstCaribbean and exchange rate movements of £0.5bn. Tier 2 capital increased £0.7bn mainly as a result of the issuance of £1.5bn of loan capital partially offset by exchange rate movements of £0.6bn and redemptions of £0.4bn.

The weakening of the Rand against Sterling had a positive impact on capital ratios in 2006.

Reconciliation of regulatory capital

Capital is defined differently for accounting and regulatory purposes. A reconciliation of shareholders’ equity for accounting purposes to called up share capital and eligible reserves for regulatory purposes, is set out below:

	2006	2005
	£m	£m
Shareholders’ equity excluding minority interests	19,799	17,426

Available for sale reserve	(132)	(225)
Cash flow hedging reserve	230	(70)
Retained earnings
Defined benefit pension scheme	1,165	1,215
Additional companies in regulatory consolidation and non-consolidated companies	(498)	(145)
Foreign exchange on RCIs and upper tier 2 loan stock	504	289
Other adjustments	174	(30)

Called up share capital and eligible reserves for regulatory purposes	21,242	18,460

BARCLAYS PLC

Total assets and risk weighted assets

Total assets increased 8% to £996.8bn (2005: £924.4bn). Risk weighted assets increased 11% to £297.8bn (31st December 2005: £269.1bn). Loans and advances to customers that have been securitised increased £5.8bn to £24.4bn (31st December 2005: £18.6bn). The increase in risk weighted assets since 2005 reflected a rise of £18.1bn in the banking book and a rise of £10.9bn in the trading book.

UK Retail Banking total assets increased 5% to £74.0bn (31st December 2005: £70.4bn). This was mainly attributable to growth in mortgage balances. Risk weighted assets increased 6% to £34.9bn (31st December 2005: £32.8bn) also primarily reflecting the growth in mortgage balances.

UK Business Banking total assets increased 10% to £65.9bn (31st December 2005: £59.9bn) reflecting good growth across short, medium and long term lending products. Risk weighted assets increased 6% to £50.0bn (31st December 2005: £47.1bn), reflecting asset growth and increased regulatory netting.

Barclaycard total assets increased 7% to £27.6bn (31st December 2005: £25.8bn) driven by growth in lending balances in the international businesses and FirstPlus. Risk weighted assets increased 16% to £25.2bn (31st December 2005: £21.8bn), primarily reflecting the increase in total assets and lower securitised balances.

International Retail and Commercial Banking - excluding Absa total assets increased 13% to £38.5bn (31st December 2005: £34.2bn) mainly reflecting increases in mortgage and other lending. Risk weighted assets remained flat at £20.3bn (31st December 2005: £20.4bn), with balance sheet growth offset by the sale of FirstCaribbean International Bank.

International Retail and Commercial Banking - Absa total assets increased 3% to £30.4bn (31st December 2005: £29.4bn). Risk weighted assets remained flat at £20.7bn (31st December 2005: £20.8bn). This reflected very strong growth in Rand terms offset by a 21% decline in the value of the Rand. In Rand terms assets grew 31% to R417bn (31st December 2005: R319bn) and risk weighted assets grew 25% to R284bn (31st December 2005: R227bn) due to strong growth in mortgage lending along with growth in corporate lending.

Barclays Capital total assets increased 9% to £657.9bn (31st December 2005: £601.2bn). This reflected continued expansion of the business with growth in reverse repurchase agreements, debt securities and traded equity securities. Risk weighted assets increased 18% to £137.6bn (31st December 2005: £116.7bn) in line with risk, driven by the growth in equity derivatives, credit derivatives and fixed income.

Barclays Global Investors total assets remained flat at £80.5bn (31st December 2005: £80.9bn). The majority of total assets relates to asset management products with equal and offsetting balances reflected within liabilities to customers. Risk weighted assets decreased 7% to £1.4bn (31st December 2005: £1.5bn).

Barclays Wealth total assets increased 20% to £7.3bn (31st December 2005: £6.1bn) reflecting strong growth in lending to high net worth, affluent and intermediary clients. Risk weighted assets increased 39% to £5.7bn (31st December 2005: £4.1bn) above the rate of balance sheet growth driven by changes in the mix of lending and growth in guarantees.

Head office functions and other operations total assets decreased 24% to £7.1bn (31st December 2005: £9.3bn). Risk weighted assets decreased 53% to £1.9bn (31st December 2005: £4.0bn).

BARCLAYS PLC

Group performance management

Performance relative to the 2004 to 2007 goal period

Barclays will continue to use goals to drive performance. At the end of 2003, Barclays established a new set of four year performance goals for the period 2004 to 2007 inclusive. The primary goal is to achieve top quartile total shareholder return (TSR) relative to a peer group1 of financial services companies and is unchanged from the prior goal period. TSR is defined as the value created for shareholders through share price appreciation, plus reinvested dividend payments. The peer group is regularly reviewed to ensure that it remains aligned to our business mix and the direction and scale of our ambition.

For the three years from 31st December 2003 to 31st December 2006, Barclays delivered a spot TSR of 66% and was positioned 6th within its peer group, which is second quartile.

[1]

Peer group for 2006 remained unchanged from 2005: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS. The peer group for 2007 remains unchanged.

BARCLAYS PLC

Risk Tendency

As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of loss levels within a 12 month period based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on objective evidence of actual impairment as at the balance sheet date.

Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

	2006	2005
	£m	£m
UK Banking	515	430
UK Retail Banking	225	180
UK Business Banking	290	250
Barclaycard	1,410	1,100
International Retail and Commercial Banking	220	175
International Retail and Commercial Banking - ex Absa	75	75
International Retail and Commercial Banking - Absa	145	100
Barclays Capital	95	110
Barclays Wealth	10	5
Transition Businesses[1]	10	25

	2,260	1,845

Risk Tendency increased £415m to £2,260m (2005: £1,845m).

UK Retail Banking Risk Tendency increased £45m to £225m (2005: £180m) reflecting a methodology enhancement to better reflect expected loss rates in the local business portfolio.

The increase in Barclaycard Risk Tendency was £310m, the total rising to £1,410m (2005: £1,100m). This reflected the deterioration in credit conditions in the UK credit card and unsecured loan market as well as loan balance growth.

International Retail and Commercial Banking-Absa Risk Tendency increased £45m, reflecting balance sheet growth, a normalisation of credit conditions in South Africa and an asset transfer from Absa Capital.

Risk Tendency in Barclays Capital fell £15m mainly as a result of assets which were transferred to International Retail and Commercial Banking - Absa from Absa Capital.

[1]	Included within Head office functions and other operations.

BARCLAYS PLC

ADDITIONAL INFORMATION

Group reporting changes in 2006

Barclays announced on 16th June 2006 the impact of certain changes in Group structure and reporting on the 2005 results.

Barclays realigned a number of reportable business segments based on the reorganisation of certain portfolios better to reflect the type of client served, the nature of the products offered and the associated risks and rewards. The Group’s policy for the internal cost of funding and the segmental disclosure of risk weighted assets was also revised with effect from 1st January 2006. The restatements had no impact on the Group Income Statement or Balance Sheet.

Group structure changes - effective 1st January 2006

UK Retail Banking comprises Personal Customers, Local Business (formerly Small Business), UK Premier and Home Finance. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking.

UK Business Banking comprises Larger Business and Medium Business including Asset and Sales Finance. A number of financial institution, large corporate and property clients previously within UK Business Banking are now managed by and reported in Barclays Capital. A number of smaller business clients previously within UK Business Banking are now managed and reported within UK Retail Banking. Certain portfolios have been reclassified as businesses in transition and are now managed and reported in Head office functions and other operations.

International Retail and Commercial Banking-Absa. The majority of Absa Corporate and Merchant Banking has been relaunched as Absa Capital and is being managed and reported in Barclays Capital.

Barclays Capital has added a number of financial institutions, large corporates and property company clients previously managed within UK Business Banking and Absa Capital from International Retail and Commercial Banking - Absa.

Head office functions and other operations. Certain lending portfolios previously managed within UK Business Banking have been reclassified as businesses in transition. These businesses are now centrally managed with the objective of maximising the recovery from these assets.

The structure remains unchanged for: Barclays Global Investors; Barclays Wealth; Barclays Wealth-closed life assurance activities; Barclaycard and International Retail and Commercial Banking excluding - Absa.

BARCLAYS PLC

ADDITIONAL INFORMATION

Changes to internal cost of funding-effective 1st January 2006

All transactions between the businesses are conducted on an arms-length basis. Internal charges and transfer pricing adjustments are reflected in the performance of each business. Head office functions and other operations contains a centralised Treasury function which manages the Group’s capital base, generating a net interest income. Previously the net interest income was allocated to the businesses based on the level of economic capital held by each business as a proportion of that held by the Group, which ensured a nil net interest income result in Treasury. The allocation is now determined by applying Treasury’s effective rate of return on capital to the average economic capital held by each business.

Changes to risk weighted assets by business-effective 1st January 2006

Under the Group’s securitisation programme, certain portfolios of loans and advances to customers and other assets subject to securitisation or similar risk transfer are adjusted in calculating the Group’s risk weighted assets. With effect from 1st January 2006 the costs associated with each securitisation, which were previously held centrally, have been allocated to the relevant businesses. The regulatory capital adjustments arising from the securitisation programme are attributed to the business which bears the costs.

BARCLAYS PLC

ADDITIONAL INFORMATION

Basis of Preparation

There have been no significant changes to the accounting policies described in the 2005 Annual report. Therefore the information in this announcement has been prepared using the accounting policies and presentation applied in 2005.

Future accounting developments

IFRS 7 (‘Financial Instruments Disclosures’) and an amendment to IAS 1 (‘Presentation of Financial Statements’) on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in 2007.

The following International Financial Reporting Interpretations Committee (IFRIC) interpretations issued during 2005 and 2006 which first apply to accounting periods beginning on or after 1st January 2007 are not expected to result in any changes to the Group’s accounting policies:

•	Interpretation 7 - Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

•	Interpretation 8 - Scope of IFRS 2

•	Interpretation 9 - Reassessment of Embedded Derivatives

•	Interpretation 10 - Interim Financial Reporting and Impairment

Consideration will be given during 2007 to the implications, if any, of the following IFRIC interpretations issued during 2006 which would first apply to the Group accounting period beginning on 1st January 2008:

•	IFRIC 11 IFRS 2 - Group and Treasury Share Transactions

•	IFRIC 12 Service Concession Arrangements

IFRS 8 (‘Operating Segments’) was issued in November 2006 and would first be required to be applied to the Group accounting period beginning on 1st January 2009. The standard replaces IAS 14 Segmental Reporting and would align operating segmental reporting with segments reported to senior management as well as requiring amendments and additions to the existing segmental reporting disclosures. The Group is considering the advantages that permitted early adoption in 2007 may make to the transparency of the segmental disclosures.

Share capital

The Group manages its debt and equity capital actively. The Group’s authority to buy back ordinary shares (up to 968.6million ordinary shares) was renewed at the 2006 Annual General Meeting. The Group will seek to renew its authority to buy back ordinary shares at the 2007 Annual General Meeting to provide additional flexibility in the management of the Group’s capital resources.

Group share schemes

The independent trustees of the Group’s share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group’s results for the purposes of those schemes’ current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

BARCLAYS PLC

ADDITIONAL INFORMATION

Competition and regulatory matters

The scale of regulatory change remains challenging, arising in part from the implementation of some key European Union (EU) directives. Many changes to financial services legislation and regulation have come into force in recent years and further changes will take place in the near future. Concurrently, there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the UK and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and beyond the Group’s control but could have an impact on the Group’s businesses and earnings.

In the EU as a whole, there was an inquiry into retail banking in all of the then 25 Member States by the European Commission’s Directorate General for Competition. The inquiry looked at retail banking in Europe generally and the Group has fully co-operated with the inquiry. On 31st January 2007 the European Commission announced that the inquiry had identified barriers to competition in certain areas of retail banking, payment cards and payment systems in the EU. The Commission indicated it will use its powers to address these barriers, and will encourage national competition authorities to enforce European and national competition laws where appropriate. Any action taken by the Commission and national competition authorities could have an impact on the payment cards and payment systems businesses of the Group and on its retail banking activities in the EU countries in which it operates.

In the UK, in September 2005 the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry on 7th February 2007. This inquiry could last for up to two years. Also in October 2006, the Financial Services Authority (FSA) published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. The Group has cooperated fully with these investigations and will continue to do so.

In April 2006, the OFT commenced a review of the undertakings given following the conclusion of the Competition Commission Inquiry in 2002 into the supply of banking services to Small and Medium Enterprises (SMEs). The Group is cooperating fully with that review.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigation in the Visa interchange case is at an earlier stage and a second MasterCard interchange case is ongoing. The outcome is not known but these investigations may have an impact on the consumer credit industry in general and therefore on the Group’s business in this sector. On 9th February 2007 the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

The OFT announced the findings of its investigation into the level of late and over-limit fees on credit cards on 5th April 2006, requiring a response from credit card companies by 31st May 2006. Barclaycard responded by confirming that it would reduce its late and over-limit fees on credit cards.

On 7th September 2006, the OFT announced that it had decided to undertake a fact find on the application of its statement on credit card fees to current account unauthorised overdraft fees. The OFT expects this work to take up to six months, at which stage the OFT will consider whether a further detailed investigation into unauthorised overdraft fees is needed.

On 26th January 2007 the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. Barclays will charge the fee applicable at the time the customer took out the mortgage, which is one of the options recommended by the FSA.

BARCLAYS PLC

ADDITIONAL INFORMATION

Acquisitions

On 1st November 2006, Barclays Bank PLC acquired the US mortgage servicing business of HomEq Servicing Corporation from Wachovia Corporation.

Disposals

On 1st January 2006, Barclays completed the sale of the Barclays South African branch business to Absa Group Limited. This consists of the Barclays Capital South African operations and Corporate and Business Banking activities previously carried out by the South African branch of International Retail and Commercial Banking-excluding Absa, together with the associated assets and liabilities.

On 25th July 2006, Barclays Asset & Sales Finance (BA&SF) disposed of its interest in its vehicle leasing business, Appleyard Finance Holdings Limited.

On 22nd December 2006 Barclays disposed of its interest in FirstCaribbean International Bank to Canadian Imperial Bank of Commerce.

On 31st December 2006, BA&SF disposed of its European Vendor Finance business, including Barclays Industrie Bank GmbH and Barclays Technology Finance Ltd, to CIT Group.

Recent developments

On 20th December 2006, Barclays announced that agreement in principle had been reached for Barclays to acquire 100% of the share capital of Nile Bank in Uganda. Barclays expects the transaction to complete during the first quarter of 2007, subject to finalisation of confirmatory due diligence and documentation and to receipt of regulatory approval.

On 19th January 2007, Barclays announced that it had entered into an agreement to purchase EquiFirst Corporation, the non-prime mortgage origination business of Regions Financial Corporation. Completion is expected in the first half of 2007, subject to the receipt of the required licences and applicable regulatory approval.

On 8th February 2007, Barclays completed the acquisition of Indexchange Investment AG, Germany’s leading provider of exchange traded funds, from Bayerische Hypo-und Vereinsbank. The transaction was announced in November 2006.

BARCLAYS PLC

NOTES

1.	Assets held in respect of linked liabilities to customers under investment contracts/liabilities to customers under investment contracts

	2006	2005
	£m	£m
Non-trading financial instruments fair valued through profit and loss held in respect of linked liabilities	82,798	83,193
Cash and bank balances within the funds	1,839	2,008

Assets held in respect of linked liabilities to customers under investment contracts	84,637	85,201

Liabilities to customers under investment contracts	(84,637)	(85,201)

2.	Derivative financial instruments

The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group’s structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

	Contract notional amount	2006 Fair value
		Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,500,774	22,026	(21,745)
Interest rate derivatives	17,666,353	76,010	(75,854)
Credit derivatives	1,224,548	9,275	(8,894)
Equity and stock index and commodity derivatives	495,080	29,962	(33,253)

Total derivative assets/(liabilities) held for trading	20,886,755	137,273	(139,746)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	63,895	132	(401)
Derivatives designated as fair value hedges	19,489	298	(441)
Derivatives designated as hedges of net investments	12,050	650	(109)

Total derivative assets/(liabilities) designated in hedge accounting relationships	95,434	1,080	(951)

Total recognised derivative assets/(liabilities)	20,982,189	138,353	(140,697)

BARCLAYS PLC

2.	Derivative financial instruments (continued)

	Contract notional amount	2005
		Fair value
		Assets	Liabilities
	£m	£m	£m
Derivatives designated as held for trading
Foreign exchange derivatives	1,184,074	18,485	(17,268)
Interest rate derivatives	15,374,057	81,028	(79,701)
Credit derivatives	609,381	4,172	(4,806)
Equity and stock index and commodity derivatives	637,452	32,481	(35,128)

Total derivative assets/(liabilities) held for trading	17,804,964	136,166	(136,903)

Derivatives designated in hedge accounting relationships
Derivatives designated as cash flow hedges	40,080	232	(483)
Derivatives designated as fair value hedges	33,479	423	(331)
Derivatives designated as hedges of net investments	5,919	2	(254)

Total derivative assets/(liabilities) designated in hedge accounting relationships	79,478	657	(1,068)

Total recognised derivative assets/(liabilities)	17,884,442	136,823	(137,971)

Total derivative notionals have grown over the year primarily due to increases in the volume of fixed income derivatives, reflecting the continued growth in client based activity and increased use of electronic trading platforms in Europe and the US. Credit derivative values have also increased significantly, largely due to growth in the market for these products.

BARCLAYS PLC

3.	Loans and advances to banks

	2006	2005
	£m	£m
By geographical area
United Kingdom	6,229	4,624
Other European Union	8,513	5,423
United States	9,056	13,267
Africa	2,219	880
Rest of the World	4,913	6,915

	30,930	31,109
Less: Allowance for impairment	(4)	(4)

Total loans and advances to banks	30,926	31,105

BARCLAYS PLC

4.	Loans and advances to customers

	2006	2005[2]
	£m	£m
Retail business	139,350	134,420
Wholesale and corporate business	146,281	137,922

	285,631	272,342
Less: Allowances for impairment	(3,331)	(3,446)

Total loans and advances to customers	282,300	268,896

By geographical area
United Kingdom	170,518	163,759
Other European Union	43,430	38,923
United States	25,677	22,925
Africa	31,691	33,221
Rest of the World	14,315	13,514

	285,631	272,342
Less: Allowance for impairment	(3,331)	(3,446)

Total loans and advances to customers	282,300	268,896

By industry
Financial institutions	45,954	43,102
Agriculture, forestry and fishing	3,997	3,785
Manufacturing	15,451	13,779
Construction	4,056	5,020
Property	16,528	16,325
Energy and water	6,810	6,891
Wholesale and retail distribution and leisure	15,490	17,760
Transport	5,586	5,960
Postal and communication	2,180	1,313
Business and other services	29,425	24,247
Home loans[1]	98,172	89,529
Other personal	31,840	35,543
Finance lease receivables	10,142	9,088

	285,631	272,342
Less: Allowance for impairment	(3,331)	(3,446)

Total loans and advances to customers	282,300	268,896

The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent’s predominant business may be a different industry.

[1]	Excludes commercial property mortgages.
[2]

Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances

	2006	2005
	£m	£m
At beginning of period	3,450	2,637
Acquisitions and disposals	(23)	555
Exchange and other adjustments	(153)	125
Unwind of discount	(98)	(76)
Amounts written off (see below)	(2,174)	(1,587)
Recoveries (see below)	259	222
Amounts charged against profit (see below)	2,074	1,574

At end of period	3,335	3,450

Amounts written off
United Kingdom	(1,746)	(1,302)
Other European Union	(74)	(56)
United States	(46)	(143)
Africa	(264)	(81)
Rest of the World	(44)	(5)

	(2,174)	(1,587)

Recoveries
United Kingdom	178	160
Other European Union	18	13
United States	22	15
Africa	33	16
Rest of the World	8	18

	259	222

Impairment charged against profit:

New and increased impairment allowances
United Kingdom	2,253	1,763
Other European Union	182	113
United States	60	105
Africa	209	109
Rest of the World	18	39

	2,722	2,129

Less: Releases of impairment allowance
United Kingdom	(195)	(221)
Other European Union	(72)	(25)
United States	(26)	(14)
Africa	(33)	(56)
Rest of the World	(63)	(17)

	(389)	(333)

Recoveries	(259)	(222)

Total impairment charges on loans and advances[1]	2,074	1,574

[1]	This excludes other credit provisions and impairment on available for sale assets detailed on page 45.

BARCLAYS PLC

5.	Allowance for impairment on loans and advances (continued)

	2006	2005
	£m	£m
Allowance
United Kingdom	2,477	2,266
Other European Union	311	284
United States	100	130
Africa	417	647
Rest of the World	30	123

At end of period	3,335	3,450

BARCLAYS PLC

6.	Potential credit risk loans

The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

	2006	2005
	£m	£m
Potential credit risk loans
Summary
Impaired loans[1]	4,444	4,550
Accruing loans which are contractually overdue 90 days or more as to principal or interest	598	609

	5,042	5,159
Restructured loans	46	51

Total non-performing loans	5,088	5,210
Potential problem loans	761	929

Total potential credit risk loans	5,849	6,139

Geographical split Impaired loans[1]:
United Kingdom	3,340	2,965
Other European Union	410	345
United States	129	230
Africa	535	831
Rest of the World	30	179

Total	4,444	4,550

Accruing loans which are contractually overdue 90 days or more as to principal or interest
United Kingdom	516	539
Other European Union	58	53
United States	3	—
Africa	21	17
Rest of the World	—	—

Total	598	609

[1]

Impaired loans are non-performing loans where, in general, an impairment allowance has been raised. This classification may also include non-performing loans which are fully collateralised or where the indebtedness has already been written down to the expected realisable value.

BARCLAYS PLC

6.	Potential credit risk loans (continued)

	2006	2005
	£m	£m
Restructured loans
United Kingdom	—	5
Other European Union	10	7
United States	22	16
Africa	14	23
Rest of the World	—	—

Total	46	51

Total non-performing loans
United Kingdom	3,856	3,509
Other European Union	478	405
United States	154	246
Africa	570	871
Rest of the World	30	179

Total	5,088	5,210

Potential problem loans
United Kingdom	465	640
Other European Union	32	26
United States	21	12
Africa	240	248
Rest of the World	3	3

Total	761	929

Total potential credit risk loans
United Kingdom	4,321	4,149
Other European Union	510	431
United States	175	258
Africa	810	1,119
Rest of the World	33	182

Total	5,849	6,139

Allowance coverage of non-performing loans	%	%
United Kingdom	64.2	64.6
Other European Union	65.1	70.1
United States	64.9	52.8
Africa	73.2	74.3
Rest of the World	100.0	68.7

Total	65.6	66.2

Allowance coverage of total potential credit risk loans	%	%
United Kingdom	57.3	54.6
Other European Union	61.0	65.9
United States	57.1	50.4
Africa	51.5	57.8
Rest of the World	91.0	67.6

Total	57.0	56.2

BARCLAYS PLC

6.	Potential credit risk loans (continued)

	2006	2005[1]
	%	%
Allowance coverage of non-performing loans:
Retail	65.6	62.3
Wholesale and corporate	65.5	74.2

Total	65.6	66.2

Allowance coverage of total potential credit risk loans:
Retail	59.8	57.1
Wholesale and corporate	50.6	54.4

Total	57.0	56.2

Non-performing loans (NPLs) were broadly stable at £5,088m (31st December 2005: £5,210m). Retail NPLs increased 5% and wholesale and corporate NPLs declined 17%.

Potential problem loans (PPLs) decreased 18% to £761m (31st December 2005: £929m). Retail PPLs increased 8% and wholesale and corporate PPLs declined 32%.

Potential Credit Risk Loans (PCRLs) decreased 5% to £5,849m (31st December 2005: £6,139m). Retail PCRLs increased 5% and wholesale and corporate PCRLs declined 21%.

7.	Available for sale financial investments

	2006	2005
	£m	£m
Debt securities	47,910	50,024
Equity securities	1,379	1,258
Treasury bills and other eligible bills	2,420	2,223

	51,709	53,505
Less: Allowance for impairment	(6)	(8)

Available for sale financial investments	51,703	53,497

[1]

Prior year analysis of loans and advances to customers between retail business and wholesale and corporate business has been reclassified to reflect enhanced methodology implemented in the current year.

BARCLAYS PLC

8.	Other assets

	2006	2005
	£m	£m
Sundry debtors	4,298	3,569
Prepayments	658	722
Accrued income	722	329
Insurance assets, including unit linked assets	172	114

Other assets	5,850	4,734

9. Other liabilities

	2006	2005
	£m	£m
Obligations under finance leases payable	92	289
Sundry creditors	4,118	6,131
Accruals and deferred income	6,127	4,711

Other liabilities	10,337	11,131

10. Provisions

	2006	2005
	£m	£m
Redundancy and restructuring	102	74
Undrawn contractually committed facilities and guarantees	46	55
Onerous contracts	71	79
Sundry provisions	243	309

Provisions	462	517

BARCLAYS PLC

11.	Other reserves

	2006	2005
	£m	£m
Available for sale reserve	132	225
Cash flow hedging reserve	(230)	70
Capital redemption reserve	309	309
Other capital reserve	617	617
Currency translation reserve	(438)	156

Other reserves	390	1,377

Movements in other reserves reflect the relevant amounts recorded in the consolidated statement of recognised income and expense on page 77.

The movements include related tax impacts but exclude amounts attributable to minority interests.

12.	Retirement benefit liabilities

The Group’s IAS 19 pension deficit across all schemes as at 31st December 2006 was £817m (31st December 2005: £2,879m). The deficit comprised net recognised liabilities of £1,719m (31st December 2005: £1,737m) and unrecognised actuarial gains of £902m (31st December 2005: £1,142m unrecognised actuarial loss). The net recognised liabilities comprised retirement benefit liabilities of £1,807m (31st December 2005: £1,823m) and assets of £88m (31st December 2005: £86m).

The Group’s IAS 19 pension deficit in respect of the main UK scheme as at 31st December 2006 was £475m (31st December 2005: £2,535m). Among the reasons for this change were greater than expected returns on assets and an increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.12% (31st December 2005: 4.83%), partially offset by an increase in the inflation assumption to 3.08% (31st December 2005: 2.75%). A number of additional changes were made to the assumptions used in valuing the liabilities, including a decrease in the assumed rate of real salary increases to 1.0% (31st December 2005: 1.55%), a change in the assumption regarding pension increases to recognise the caps and floors which apply to guaranteed pension increases, and the introduction of an explicit allowance for early retirement and commutation. Mortality assumptions remain unchanged from those in force at 31st December 2005.

The actuarial funding position of the main UK pension scheme as at 31st December 2006, estimated based on assumptions relating to the formal triennial valuation in 2004, was a surplus of £1,300m (31st December 2005: surplus of £900m), representing a funding ratio of 109%. The Pensions Protection Fund (PPF) solvency ratio1 for the main UK scheme as at 31st December 2006 was estimated to be 121% (31st December 2005: 110%).

Cash contributions to the Group’s schemes totalled £389m (2005: £373m), including £351m to the main UK scheme (2005: £354m).

[1]	The PPF solvency ratio represents the funds assets as a percentage of pension liabilities calculated using a section 179 valuation model.

BARCLAYS PLC

13.	Legal proceedings

Barclays has for some time been party to proceedings, including a class action, in the United States against a number of defendants following the collapse of Enron; the class action claim is commonly known as the Newby litigation. On 20th July 2006 Barclays received an Order from the United States District Court for the Southern District of Texas Houston Division (the ‘Court’) which dismissed the claims against Barclays PLC, Barclays Bank PLC and Barclays Capital Inc. in the Newby litigation. On 4th December 2006, in response to the plaintiffs’ procedural objections, the Court stayed Barclays dismissal from the proceedings and allowed the plaintiffs to file a supplemental complaint. The Court will consider the plaintiffs’ supplemental complaint in connection with consideration of a summary judgment motion filed by Barclays.

Barclays considers that the Enron related claims against it are without merit and is defending them vigorously. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that they might have upon operating results in any particular financial period.

Barclays has been in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission’s investigations of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

On 3rd November 2006 Barclays announced that it had reached a settlement in principle with Enron in the Enron bankruptcy proceedings. A settlement agreement was signed on 30th November 2006 and became effective on 3rd January 2007. The settlement has had no negative impact on Barclays earnings as an adequate provision had already been made for the likely cost in prior periods. In reaching the settlement Barclays has denied any wrongdoing or liability.

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

BARCLAYS PLC

14.	Contingent liabilities and commitments

	2006	2005
	£m	£m
Contingent liabilities
Acceptances and endorsements	287	283
Guarantees and letters of credit pledged as collateral security	31,252	38,035
Other contingent liabilities	7,880	8,825

	39,419	47,143

Commitments	205,504	203,785

Contingent liabilities decreased 16% (£7.7bn) to £39.4bn (2005: £47.1bn) principally due to changes in the mix of securities lending activity within Barclays Global Investors.

Commitments increased 1% (£1.7bn) to £205.5bn (2005: £203.8bn) primarily due to new facilities within Barclays Capital and Barclaycard.

15.	Market risk

Market risk is the risk that the Group’s earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, commodity prices, equity prices and foreign exchange rates.

Barclays Capital’s market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased by 16% to £37.1m (2005: £32.0m). Interest rate risk fell while non-interest rate risks were higher, primarily in commodities. The range of total DVaR between High and Low was consistent with 2005 and diversification across risk types remains significant, reflecting the broad business mix. Total DVaR as at 31st December 2006 was £41.9m (31st December 2005: £37.6m1).

[1]	This was previously reported as £37.4m. The increase reflects the inclusion of Absa Capital.

BARCLAYS PLC

15.	Market risk (continued)

Analysis of Barclays Capital’s market risk exposures

The daily average, maximum and minimum values of DVaR were calculated as below:

DVaR

	Twelve months to 31st December 2006
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	20.1	28.8	12.3
Credit spread risk	24.3	33.1	17.9
Commodities risk	11.3	21.6	5.7
Equities risk	7.8	11.6	5.8
Foreign exchange risk	4.0	7.7	1.8
Diversification effect	(30.4)	n/a	n/a

Total DVaR	37.1	43.2	31.3

	Twelve months to 31st December 2005[2]
	Average	High[1]	Low[1]
	£m	£m	£m
Interest rate risk	25.4	44.8	15.4
Credit spread risk	23.0	28.3	19.0
Commodities risk	6.8	11.4	4.5
Equities risk	6.0	8.3	3.9
Foreign exchange risk	2.8	5.4	1.6
Diversification effect	(32.0)	n/a	n/a

Total DVaR	32.0	40.7	25.4

[1]

The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

[2]	2005 has been restated. The increase reflects the inclusion of Absa Capital.

BARCLAYS PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006	2005
	£m	£m
Net movements in available for sale reserve	(140)	(109)
Net movements in cash flow hedging reserve	(487)	(119)
Net movements in currency translation reserve	(781)	300
Tax	253	50
Other movements	25	(102)

Amounts included directly in equity	(1,130)	20
Profit after tax	5,195	3,841

Total recognised income and expense	4,065	3,861

Attributable to:
Equity holders of the parent	3,682	3,379
Minority interests	383	482

	4,065	3,861

The consolidated statement of recognised income and expense reflects all items of income and expense for the year, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in 2006 reflects the transfer of net realised gains partially offset by the transfer of impairment losses and the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the year primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments. The net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

BARCLAYS PLC

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	2006	2005
	£m	£m
Net cash flow from operating activities	10,047	3,649
Net cash flow from investing activities	(1,154)	(5,292)
Net cash flow from financing activities	692	1,083
Exchange loss/(gain) on foreign currency cash and cash equivalents	562	(237)

Net increase/(decrease) in cash and cash equivalents	10,147	(797)
Cash and cash equivalents at beginning of the year	20,805	21,602

Cash and cash equivalents at end of the year	30,952	20,805

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classifications within the cash flow statement in 2006.

Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities. These changes have increased net cash from operating activities by £14,147m in 2005, with a corresponding decrease in net cash used in investing activities of £111m and decrease in net cash from financing activities of £14,036m. The amounts of cash and cash equivalents in 2005 have not been affected by the changes.

BARCLAYS PLC

OTHER INFORMATION

Registered office

1 Churchill Place, London, E14 5HP, England, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Website

www.barclays.com

Registrar

The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol ‘BCS’. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-212-815-3700, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

Filings with the SEC

Statutory accounts for the year ended 31st December 2006, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Director, Investor Relations at Barclays registered office address, shown above, once they have been published in late March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations’ website (details below) and from the SEC’s website (www.sec.gov).

Results timetable
Ex dividend Date	Wednesday, 7th March 2007
Dividend Record Date	Friday, 9th March 2007
2007 Annual General Meeting Date	Thursday, 26th April 2007
Dividend Payment Date	Friday, 27th April 2007
2007 First-half Trading Update*	Thursday, 24th May 2007
2007 Interim Results Announcement*	Thursday, 2nd August 2007

*	Note that these announcement dates are provisional and subject to change.

Economic data

	2006	2005
Period end - US$/£	1.96	1.72
Average - US$/£	1.84	1.82
Period end - €/£	1.49	1.46
Average - €/£	1.47	1.46
Period end - R/£	13.71	10.87
Average - R/£	12.47	11.57

BARCLAYS PLC

OTHER INFORMATION

For further information please contact:

Investor Relations	Media Relations
Mark Merson/James S Johnson	Jason Nissé/Alistair Smith
+44 (0) 20 7116 5752/2927	+44 (0) 20 7116 6223/6132

More information on Barclays can be found on our website at the following address: www.investorrelations.barclays.com

BARCLAYS PLC

APPENDIX 1

Profit before business disposals

	2006			2005
	UK Business Banking £m	IRCB- ex Absa £m	Group £m	Group £m
Profit before tax	1,365	572	7,136	5,280

Excluding profit on disposal of subsidiaries, associates and joint ventures	(76)	(247)	(323)	—

Profit before business disposals	1,289	325	6,813	5,280
Tax on profit before business disposals			(1,941)	(1,439)

Profit after tax before business disposals			4,872	3,841

Profit attributable to minority interests			624	394
Profit attributable to equity holders of the parent before business disposals			4,248	3,447

Profit after tax before business disposals			4,872	3,841

			p	p
Earnings per share			71.9	54.4
Earnings per share before business disposals			66.8	54.4
Diluted earnings per share			69.8	52.6
Diluted earnings per share before business disposals			64.8	52.6

In 2005, there were no profits on disposal of subsidiaries, associates and joint ventures in the Group.

BARCLAYS PLC

Index of Main Reference Points

Acquisitions and disposals	62
Additional information	58
Allowance for impairment on loans and advances	67
Analysis of profit attributable	14
Appendix	81
Assets held in respect of linked liabilities	63
Available for sale financial investments	71
Balance sheet (consolidated)	8
Barclaycard	11, 22, 23
Barclays Capital	12, 30, 31
Barclays Global Investors	12, 32, 33
Barclays Wealth	12, 34, 35
Barclays Wealth-closed life assurance activities	12, 36, 37
Basis of preparation	60
Capital ratios	53
Capital resources	52
Cash flow statement-summary (consolidated)	89
Changes to internal cost of funding	59
Changes to risk weighted assets by business	59
Competition and regulatory matters	61
Contingent liabilities and commitments	75
Derivative financial instruments	63
Dividends on ordinary shares	51
Daily Value at Risk (DVaR)	76
Earnings per share	50
Economic data	79
Filings with the SEC	79
Financial highlights	6
Financial Review	40
Future accounting developments	60
Glossary of terms	3
Group performance management	56
Group reporting changes in 2006	58
Group share schemes	60
Group structure changes	58
Head office functions and other operations	13, 38, 39
Impairment charges	44
Income statement (consolidated)	7
International Retail and Commercial Banking	11, 24, 25
- excluding Absa	11, 26, 27
- Absa	11, 28, 29
Legal proceedings	74
Loans and advances to banks	65
Loans and advances to customers	66
Market risk	75
Net fee and commission income	41
Net premiums from insurance contracts	43
Net claims and benefits paid on insurance contracts	43
Net interest income	40
Operating expenses	46
Other assets	72
Other income	43
Other information	79
Other liabilities	72
Potential credit risk loans	69
Principal transactions	42
Profit attributable to minority interests	49
Profit before tax	5
Profit before business disposals	81
Profit on disposal of subsidiaries, associates and joint ventures	49
Provisions	72
Recent developments	62
Reconciliation of regulatory capital	54
Results by business	10
Results timetable	79
Retirement benefit liabilities	73
Risk asset ratio	53
Risk Tendency	57
Risk weighted assets	15, 53, 55
Share capital	60
Share of post-tax results of associates and joint ventures	49
Staff costs	47
Staff numbers	48
Statement of recognised income and expense (consolidated)	77
Tax	49
Tier 1 Capital ratio	5, 53
Total assets	15, 55
UK Banking	10, 16, 17
- UK Business Banking	10, 20, 21
- UK Retail Banking	10, 18, 19

BARCLAYS BANK PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS FOR 2006

Extracts from the Results Announcement of Barclays Bank PLC, published on February 20th 2007, are provided on pages 84 to 90.

BARCLAYS BANK PLC

Barclays PLC has a wide public shareholder base and its ordinary shares are listed on the London Stock Exchange, the Tokyo Stock Exchange and the New York Stock Exchange (in the form of American Depositary Shares evidenced by American Depositary Receipts). Barclays PLC is the holding company of Barclays Bank PLC and is the beneficial owner of all the ordinary shares of Barclays Bank PLC. Barclays Bank PLC conducts banking activities, is the holding company for all other subsidiaries in the Barclays Group and issues debt securities and preference shares. Therefore, with the exception of differences arising from the different ownership and equity structures of Barclays PLC and Barclays Bank PLC, the consolidated financial statements of the groups headed by each parent companies are the same.

Barclays Bank PLC

20th February 2007

BARCLAYS BANK PLC

BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2006:

CONSOLIDATED INCOME STATEMENT

	2006	2005
	£m	£m
Continuing operations
Interest income	21,805	17,232
Interest expense	(12,662)	(9,157)
Net interest income	9,143	8,075
Fee and commission income	8,005	6,430
Fee and commission expense	(828)	(725)
Net fee and commission income	7,177	5,705
Net trading income	3,632	2,321
Net investment income	962	858
Principal transactions	4,594	3,179
Net premiums from insurance contracts	1,060	872
Other income	257	178

Total income	22,231	18,009
Net claims and benefits paid on insurance contracts	(575)	(645)

Total income net of insurance claims	21,656	17,364
Impairment charges	(2,154)	(1,571)

Net income	19,502	15,793
Staff costs	(8,169)	(6,318)
Administration and general expenses	(3,914)	(3,768)
Depreciation of property, plant and equipment	(455)	(362)
Amortisation of intangible assets	(136)	(79)
Operating expenses	(12,674)	(10,527)
Share of post-tax results of associates and joint ventures	46	45
Profit on disposal of subsidiaries, associates and joint ventures	323	—

Profit before tax	7,197	5,311
Tax	(1,941)	(1,439)

Profit after tax	5,256	3,872

Profit attributable to minority interests	342	177
Profit attributable to equity holders	4,914	3,695

	5,256	3,872

The information in this announcement, which was approved by the Board of Directors on 19th February 2007, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the ‘Act’). Statutory accounts will be delivered to the Registrar of Companies in accordance with Section 242 of the Act.

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET

	As at
	2006	2005
	£m	£m
Assets
Cash and balances at central banks	6,795	3,506
Items in the course of collection from other banks	2,408	1,901
Trading portfolio assets	177,884	155,730
Financial assets designated at fair value:
- held on own account	31,799	12,904
- held in respect of linked liabilities to customers under investment contracts	82,798	83,193
Derivative financial instruments	138,353	136,823
Loans and advances to banks	30,926	31,105
Loans and advances to customers	282,300	268,896
Available for sale financial investments	51,952	53,703
Reverse repurchase agreements and cash collateral on securities borrowed	174,090	160,398
Other assets	5,850	4,734
Current tax assets	557	—
Investments in associates and joint ventures	228	546
Goodwill	6,092	6,022
Intangible assets	1,215	1,269
Property, plant and equipment	2,492	2,754
Deferred tax assets	764	686

Total assets	996,503	924,170

BARCLAYS BANK PLC

CONSOLIDATED BALANCE SHEET

	As at
	2006	2005
	£m	£m
Liabilities
Deposits from banks	79,562	75,127
Items in the course of collection due to other banks	2,221	2,341
Customer accounts	256,754	238,684
Trading portfolio liabilities	71,874	71,564
Financial liabilities designated at fair value	53,987	33,385
Liabilities to customers under investment contracts	84,637	85,201
Derivative financial instruments	140,697	137,971
Debt securities in issue	111,137	103,328
Repurchase agreements and cash collateral on securities lent	136,956	121,178
Other liabilities	10,337	11,131
Current tax liabilities	1,020	747
Insurance contract liabilities, including unit-linked liabilities	3,878	3,767
Subordinated liabilities	13,786	12,463
Deferred tax liabilities	282	700
Provisions	462	517
Retirement benefit liabilities	1,807	1,823

Total liabilities	969,397	899,927

Shareholders’ equity
Called up share capital	2,363	2,348
Share premium account	9,452	8,882
Other reserves	(484)	483
Other shareholders’ funds	2,534	2,490
Retained earnings	11,556	8,462

Shareholders’ equity excluding minority interests	25,421	22,665
Minority interests	1,685	1,578

Total shareholders’ equity	27,106	24,243

Total liabilities and shareholders’ equity	996,503	924,170

BARCLAYS BANK PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006	2005
	£m	£m
Net movements in available for sale reserve	(120)	(77)
Net movements in cash flow hedging reserve	(487)	(119)
Net movements in currency translation reserve	(781)	300
Tax	253	50
Other movements	25	(102)

Amounts included directly in equity	(1,110)	52
Profit after tax	5,256	3,872

Total recognised income and expense	4,146	3,924

Attributable to:
Equity holders	4,132	3,659
Minority interests	14	265

	4,146	3,924

The consolidated statement of recognised income and expense reflects all items of income and expense for the year, including items taken directly to equity. Movements in individual reserves are shown including amounts which relate to minority interests; the impact of such amounts is then reflected in the amount attributable to such interests. Movements in individual reserves are also shown on a gross basis with any related tax recorded on the separate tax line.

The available for sale reserve reflects gains or losses arising from the change in fair value of available for sale financial assets except for items recorded in the income statement which are: impairment losses; gains or losses transferred to the income statement due to fair value hedge accounting; and foreign exchange gains or losses on monetary items such as debt securities. When an available for sale asset is impaired or derecognised, the cumulative gain or loss previously recognised in the available for sale reserve is transferred to the income statement. The movement in 2006 reflects the transfer of net realised gains partially offset by the transfer of impairment losses and the recognition of net unrealised gains from changes in fair value.

Cash flow hedging aims to minimise exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The portion of the gain or loss on the hedging instrument that is deemed to be an effective hedge is recognised in the cash flow hedging reserve. The movement in 2006 primarily reflects net unrealised losses from changes in the fair value of the hedging instruments. The gains and losses deferred in this reserve will be transferred to the income statement in the same period or periods during which the hedged item is recognised in the income statement.

Exchange differences arising on the net investments in foreign operations and effective hedges of net investments are recognised in the currency translation reserve and transferred to the income statement on the disposal of the net investment. The movement in the year primarily reflects the impact of changes in the value of the Rand on the minority interest in Absa Group Limited and changes in the value of the US Dollar on net investments. The net investments are economically hedged through US Dollar-denominated preference share capital, which is not revalued for accounting purposes.

BARCLAYS BANK PLC

CONSOLIDATED CASH FLOW STATEMENT

	2006	2005
	£m	£m
Net cash flow from operating activities	10,057	3,679
Net cash flow from investing activities	(1,177)	(5,432)
Net cash flow from financing activities	565	793
Exchange loss/(gain) on foreign currency cash and cash equivalents	552	(237)

Net increase/(decrease) in cash and cash equivalents	9,997	(1,197)
Cash and cash equivalents at beginning of period	20,405	21,602

Cash and cash equivalents at end of period	30,402	20,405

In order to provide more relevance to users and to enhance the comparability of its financial statement presentation, the Group has changed certain classifications within the cash flow statement in 2006.

Certain activities which were categorised as operating activities have been reclassified as financing activities and investing activities. These changes have increased net cash from operating activities by £14,147m in 2005, with a corresponding decrease in net cash used in investing activities of £111m and decrease in net cash from financing activities of £14,036m. The amounts of cash and cash equivalents in 2005 have not been affected by the changes.

BARCLAYS BANK PLC

NOTES

1.	Authorised share capital

Ordinary shares

The authorised ordinary share capital of Barclays Bank PLC at 31st December 2006 was 3,000 million (2005: 3,000 million) ordinary shares of £1 each.

Preference shares	2006	2005
	‘000	‘000
Authorised share capital – shares of £1 each	1	1
Authorised share capital – shares of £100 each	400	400
Authorised share capital – shares of US$0.25 each	80,000	80,000
Authorised share capital – shares of US$100 each	400	400
Authorised share capital – shares of €100 each	400	400

2.	Issued share capital

Ordinary shares

The issued ordinary share capital of Barclays Bank PLC at 31st December 2006 comprised 2,329 million (2005: 2,318 million) ordinary shares of £1 each.

The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

Preference shares

The issued preference share capital of Barclays Bank PLC at 31st December 2006 comprised £34m (2005: £30m) of preference shares of the following denominations:

	2006	2005
	‘000	‘000
Issued and fully paid shares of £1 each	1	1
Issued and fully paid shares of £100 each	75	75
Issued and fully paid shares of US$100 each	100	100
Issued and fully paid shares of €100 each	240	240
Issued and fully paid shares of US$0.25 each	30,000	—

3.	Staff numbers

On a full time equivalent basis the total permanent and contract staff at 31st December 2006 was 122,600 (2005: 113,300). Additionally agency staff totalled 9,100 (2005: 7,000).